Filed by Social Capital Hedosophia Holdings Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Clover Health Investments, Corp.

Commission File No. 001-39252

TRANSCRIPT: Analyst Day Presentation on November 20, 2020

Whitney Kukulka:

Thanks for joining us today, everyone. We’re excited to kick off our analyst day, which is aimed at helping the financial community better understand Clover’s unique business. Today, you’ll learn about Clover from the executive leadership team, see a demo of the company’s technology platform, the Clover Assistant, and hear from a panel of physicians who use the Clover Assistant in the field every day. Before we get started, please review the disclaimers included here and refer to this as a guide for today’s call.

For this meeting, we ask participants to display their first and last name on their virtual name tag. We will have a Q&A session at the end of the presentation. Please use the raise the hand feature to be added to the question queue. On the call today are Vivek Garipalli, CEO, Andrew Toy, President and CTO, Joe Wagner, CFO, Sophia Chang, Chief Clinical Informatics Officer, Mark Spektor, Chief Medical Officer, Kumar Dharmarajan, Chief Scientific Officer, and Chamath Palihapitiya, CEO of Social Capital will be joining us for Q&A. While we were all settling in and before I hand things over to Vivek, here’s a short film about the Clover Assistant to open the day.

Video—Meet the Clover Assistant by Clover Health:

Meet the Clover Assistant by Clover Health In many cases, information is spread across the health system. I certainly expect my primary care physician to have access to all the pieces. The evidence-based guidelines and recommendations are changing all the time. A couple years ago I had surgery and I was inundated with paperwork. The voices of doctors and patients, they were our inspiration for the Clover Assistant. You go to your doctor, he’s on a treadmill, every fifteen minutes he’s got to get another patient in. It’s very common for me to have patients with three or four active chronic conditions. There wasn’t continuity of care. And then you end up not getting the care you were looking for in the first place. And it was like ok, I just retired and you’re gonna do this to me? The Clover Assistant is a web application and a physician uses it every visit they have with one of our members and it’s tuned to show them clinically useful, personalized relevant information that helps them give better care during that visit. So what we can do is match every patient’s individual data, because we’ve pulled it all together, with all these clinical evidence based protocols that are coming out all the time. And now for every PCP visit, every doctor visit that PCP is seeing exactly the information they need and technology is powering all of that. I was taking a pain medication that reacted badly and I ended up in the hospital. I went to see my physician and he said, “oh gee, why are you here?” and I said aren’t you aware I was in the emergency room? If the data I have on a patient is not up to date then I could be making a medical error. The way that our technology helps, specifically is to personalize the care for every single member.

So we’re not saying across the board treat everyone the same. Everyone is different and technology is really good at bringing that difference to the surface and personalizing care. The information is really set up for me in an efficient way within the program. It means I’m providing better care, and it also means I have confidence that I’m providing better care and patients feel that. We see this as a way we can make the whole system more efficient. It’s a huge bureaucracy around doing paperwork and filing claims and checking insurance. So if we can take that inefficiency out of the system, power it with technology, help physicians give better care, we can take that and actually make healthcare more affordable and at the same time give better benefits and better outcomes. Clover Assistant really creates a conversation between the doctor and the health plan through the technology and I think doctors feel more respected when it’s a conversation than when a health plan just says you need to do this or that because when health plans do that they’re often wrong. A lot of times we get questions when they say, well physicians don’t use software. And we’re like no, they want to use software, we all, we live in a technological world at this point. We’ve just been giving physicians bad software, unfortunately. We have a way of informing and educating and engaging with any PCP, we scale at the speed of software. It is such a delight to have all the information I need right there in front of me and then I feel great about the care that I’m providing my patients. Clover Assistant is being used by physicians. They enjoy using it because it’s built for them and they know that when they use it they are actually helping take care of a senior better than if they weren’t using it.

Whitney Kukulka:

Great. And with that, I will now turn the call over to the Vivek to kick things off for us.

Vivek Garipalli:

Thanks, Whitney. Thank you everyone for joining us today and giving us a bunch of hours of hours of your Friday. We really appreciate that. Hopefully you have all gotten a chance to dig into the overview deck that we shared upon announcement of our deal and also the deeper dive deck that was shared yesterday. Today, we’re going to use that deck to walk through Clover in further detail. Given that some of you are coming into this conversation from a technology and software background and not necessarily a healthcare background, I’m going to briefly walk through some of the higher level aspects of healthcare to begin. Apologies for those who are steeped in all the details of healthcare already. As I know many of you are, so appreciate your patience.

Just in terms of agenda, we’re going to walk through more details on each step of the flywheel that drives our Medicare advantage offering, which we sometimes refer to as MA, I’m going to then turn it over to Andrew, our President and CTO, whom you just saw in our video, and our CFO, Joe, to describe how MA is only the start of how we intend to scale our technology platform. Then we’re going to have our clinical leaders, Mark and Sophia walk you through a demo of the Clover Assistant, as well as a panel Q&A with a few physicians that use the Clover Assistant every day. And then we’re going to wrap things up with Joe, who’s going to give you a deeper dive into our historical and projected financials. And as always, we’re going to leave plenty of time for Q&A and again, all the materials we’re going through today, you already have access to, hopefully you’ve had a chance to review.

So just jump into the next slide. So it’s not a big secret that healthcare is completely broken on many, many levels. And this is the problem that we founded Clover to solve. Just by way of background I’ve created businesses initially on the services side of healthcare, then on the technology side, spanning outpatient services, hospital care, revenue cycle, then oncology data and now Clover. So with that, we’ll get started. So, we believe it’s vital for individuals interested in Clover, currently invested in Clover, or thinking about investing in Clover, to align around the content of this slide. They’re are core components of our mission strategy and thesis and underlying data that one must believe to be true for Clover to be successful long-term. If one does not believe all of these components, that individuals should not invest in Clover.

So, just to kind of restate, our mission is to improve every life. Our stated and consistent strategy is centered around deploying the Clover Assistant far and wide across all primary care physicians with really a fundamental problem we’re trying to solve, which is to one, improve decisions that physicians make, and to reduce variability in clinical decision making. So in terms of the fundamental construct around the Clover Assistant is does one believe that Clover Assistant allows that to happen? The second component is the thesis as to does one believe that the Clover Assistant actually drives in a moat like fashion, incremental clinical and economic value? And we’ll go through data to support each of the prior two statements as we dive in further.

The third is, does one believe that if consumers have access to plan choices where one of the plan choices is of lowest cost, most benefits, and widest physician choice, is that the plan choice that consumers will make the majority of the time? And you’ll see that in data that we’ll share around our established markets, and then on the physician side, do physicians want fairer payment and easier access to payment and also simplicity in terms of their decision-making and does the government want lower costs? And these are on the surface, obvious to us, but these are core tenants of our thesis that one must believe for Clover to be successful. And then the last component that one must believe for Clover to be successful is can the Clover Assistant be applicable not just in Medicare Advantage, but across all of Medicare, as that is our actual total addressable market that we’re attempting to serve.

So just in summary, our strategy is on its surface, very simple. It’s scale Clover Assistant, drive more value through Clover Assistant, giving meaningful amount of that value back to consumers and the government. And then just keep repeating one through three. So we started to build this company. Our goal was to not just build a better insurance company or a better Medicare Advantage insurer. We became a Medicare Advantage insurer because it offered us two ingredients that we think are key to scaling successful technology companies in the healthcare space. One, direct access to longitudinal, personalized data for patients that are actually in need of care management, helping us maximize the impact of our technology and two, clinical and economic alignment with our constituents, consumers and physicians. A by-product of our selection criteria was finding one of the most sizable and fastest growing markets in the world, Medicare Advantage, and also all of Medicare.

So just to level set on the flywheel, our virtuous growth cycle, step one is capturing and synthesizing the broad set of data that’s available to us as an MA insurer. Step two is leveraging this data and using our technology to drive personalized insights on how to improve the delivery of evidence-based care. Step three, which is possibly the most important step, is getting a broad base of physicians to actually use our platform and make more informed clinical decisions. Step four comes naturally after that, as physicians use the actionable data available to them at the point of care to make better decisions, everyone benefits. This provides us with expanded margins that we share back with our consumers in the form of lower cost plans and more access to care resulting in step five, growth. Consumers care about value. MA is not unique in this capacity. When you deliver more choice at lower costs, you generally will win in any consumer driven market.

So just going through each of these steps in more detail, we start with our data platform. As mentioned in earlier, we chose to be an MA insurer in part, because of the breadth and depth of data we have access to, including claims, lab results, EHR data, and pharmacy data. By starting an MA plan, we focused on centralizing and synthesizing these distinct data sets so that we could create personalized views of our members, including predictive models. These two components are already very hard do, but we go a step further in what we believe is truly our differentiation, provide actionable data to physicians at the point of care to assist them while they are seeing Clover members. And we do that via our software platform, the Clover Assistant. Because we’re software driven, we can expand Clover Assistant coverage to any physician in our wide network and deploy our insights at scale throughout the already existing healthcare ecosystem.

On the left here, you’ll see how we believe we are positioned in terms of data access and actionability relative to other key players in the healthcare space. Again, we’re not the only ones pulling together patient data. Other payers have built EHR integration or single chart views in the past. What we believe is our moat is our ability to drive action and insight based on the data and our ability to do this with any provider in the ecosystem, not just a subset of a narrow network of physicians or employed physicians. On the right, you’ll see some of the key value drivers our platform is able to provide physicians. And you’ll hear more about these from Sophia during the demo. But what you see right now are high level things like evidence-based protocols, where we map personalized clinical data to a registry of clinical evidence to flag when our members are off evidence.

So physicians can adhere to the standards of care when appropriate, and there’s early disease detection where our machine learning and clinical rules surface conditions that may not have otherwise been identified. The key here is that this information is surfaced to physicians at the point of care so that they can develop care plans to actually treat these conditions. Then there’s care coordination, which captures a lot of what we’ll be working on for the near term. We think there’s a large opportunity in getting members care in the right settings. And we believe that Clover Assistant drives tremendous value in helping physicians optimize that.

Given the demo we’ll be walking through, we can skip through the next few slides. We’ve included them so you can all get more intuition on how the platform works after the session. So I’m going to just briefly mention a little bit around our ML models. Our ML models driven by the Clover Assistant help physicians to capture diseases at an early onset stage. Right now we have highly functional models built for 25 specific conditions. We’re continuing to build out our large set of disease models, but we’re most excited about is the fact that we pair our ML prompts with actual care planning. In other words, our ML isn’t meant to generate more fulsome documentation, but to generate actual care improvement. This helps us in two ways. One, we know that care plans generally lead to better outcomes over the long-term. This is really the main thesis and supported by our underlying data that we will be going over shortly, and two, as a by-product we get more accurate revenue given MAs risk adjusted payment construct. Again, we’ll be showing that with our underlying data we’ll be going over.

So now that you have a bit of intuition on what the Clover Assistant platform does, let’s discuss most important part, physician usage. We believe the Clover Assistant is a compelling platform for physicians for a few reasons. One, it’s a standalone platform outside of the low NPS EHRs, that we believe is easy to use and provides clinically useful content, as we just discussed, two, we pay providers and enhance rate at about two times a fee for service Medicare rate, and we make that payment extremely rapidly. What’s very important about our payment model is that it is fixed. When you’re a physician, you’re now not taking on potentially unsustainable financial risk as you may, in other payer arrangements. We believe we’ve created a very large moat with respect to scale as this allows us, we believe, to plug in and work with any provider, not just those sophisticated enough to take on risk.

We believe this is also supported by our very high close rate with respect to physicians opting into our direct contracting partnership arrangements, which we will dive into shortly. These two reasons serve as the activation energy to get physicians excited to contract with us and engage with the platform on an ongoing basis. Because of that, we’ve been able to scale this platform broadly and rapidly with contracts with over 2,000 primary care physicians, a myriad of different practice types across all 34 of our current markets. What you see here is a small representation of the statistics we track for the Clover Assistant. So just to go over some of these key statistics. So 92% is, is the percentage of visits where onboarded PCPs used the Clover Assistant for eligible visits in 2019. So one, extremely high engagement rate and almost 60 NPS, which is unheard of in software used by physicians.

And our software is not just used by sophisticated providers or large IPA’s or health systems. 60% of our physicians are actually in practices with 10 or less physicians. And 11% of physicians on Clover Assistant don’t even have an EHR. So in that 11% physicians are using Clover Assistant in many cases as our only software platform. Just in terms of payment simplicity, on average, we’re paying physicians on the Clover Assistant within four days. So these physicians are now not encumbered by the 22 different E&M codes that they typically are billing other MA plans. And just from a clinical perspective, over 11,000 care plans are managed by the Clover Assistant per month on average, 2,000 medication adjustments are not only prompted, but also accepted per month by physicians on average on the Clover Assistant, and beyond that, and we’ll talk about this a lot today. I referenced this earlier. There’s almost a full on average one net new diagnosis confirmed by physicians via Clover Assistant, and this ties into the gross margin side as well.

So we’ve generated an 1,100 gross margin differential at MCR, i.e. medical care ratio, or the inverse of that is our gross margin. So an 1,100 basis point differential in gross margin for members who see a physician on Clover Assistant, versus those who see a physician not on Clover Assistant. So, here we’ve also shown just on this slide. There’s two main points here where we can provide better support for a member-based during unprecedented times. So we built telehealth capabilities directly into the Clover Assistant within a matter of weeks earlier this year. That’s allowed us to keep preventative care visit volume during COVID roughly flat for members that see a Clover Assistant enabled physician.

But an additional vital statistic is that primary care visit rates are higher for members seeing a physician on Clover Assistant versus those who see a physician not in Clover Assistant. Around an 8% differential, 1.2 versus 1.1. As I referenced on the prior slide, the Clover Assistant is able to surface almost one incremental diagnosis and associated treatment plan that is then confirmed by physicians. Not surprisingly, we believe this has this naturally leads to more intense care. Hence the higher visit rate. Because members do not necessarily know which physicians utilize and don’t utilize the Clover Assistant, so we believe the higher visit rate is naturally physician-driven. I’ll walkthrough shortly why that is vital.

So, when physicians use our platform, what does that ultimately do for us? Let’s start with our most complex population. As is typical across all of MA and all of Medicare, there is a small high acuity percentage of the population that drives a significant portion of costs, which we call our complex care members. Payers typically vendor out management of this population to companies like Oak Street, Iora and ChenMed. While they’ve all done a nice job lowering costs for the system, we believe we’ve created a much more scalable approach with similar impact.

That’s because one, we leverage our closed feedback loop with physicians to figure out who is most appropriate for the program, as opposed to using latent claims data, including not just those who are already high risk, but those who are also of rising risk. Two, we engage members via their own physicians. So it’s not a confusing conversation where we’re trying to steal members from their physicians. Three, we use a home-based approach, which gives us more scale and efficiency when compared to brick and mortar models. We believe we can continue to achieve significant savings already evidenced by historical data, across a larger base of this population.

It’s important to note that due to the traditional vendor payer partnerships of the prior mentioned companies, there are potential challenges to getting business alignment around managing patients who have rising risk when the patient’s higher future predicted costs are over the next 12 to 24 month period. Clover, by having a scalable complex care internally, that is wholly owned, is untethered from that complex potential conflict of interest. Next we’ll walk you through the broader impact the Clover Assistant is having on our economics. Before doing so I wanted to level set that we measure the impact of our platform by comparing medical care ratios. Again, the inverse of that is gross margin, for Clover Assistant powered physicians to those physicians that are not yet powered by the Clover Assistant.

So here you’ll see an 1,100 basis point gross margin differential across the two populations I just mentioned. This resulted in an 82% MCR for Clover Assistant returning members in Q1, our final pre-COVID period. As a reminder, this 82%, which we view as inline to slightly better than industry figure, is as a three-star plan with better than competitor benefits. Just to frame that up a little bit, we’ve included an illustrative comparison point. So you can see the general magnitude of what our 82% would look like if we took the theoretical max value, if we were rated at four stars to the bottom line and priced our plans like the next cheapest competitor in our markets. We believe this could be as low as 64% for Q1 2020 on a pro forma basis.

Of course, as we expand margins, we’ll end up sharing some of that back with consumers in the form of even better plan designs, but it should give you a good sense for the upside on an illustrative basis. And these results are after only 18 months since launching the Clover Assistant. Joe’s going to go through the slide in more detail shortly, but the main point of this slide is to go into gory detail around what Q1 2020 looks like on a normalized basis. And just as an illustrious example around Q1, if you just look at Humana’s 2019 Q1 medical loss ratio of 86.2% versus their full year of 85.6%, Q1 in MA is generally a very appropriate measure of full year performance.

And while the 1,100 basis point improvement and 82% headline numbers are impressive, we are far from satisfied as we believe there is meaningful upside ahead of us for our members. As of now about two thirds of the 1,100 basis point improvement has been driven by enhanced revenue from better disease burden capture. Again, this isn’t about more meticulous admin tasks like diagnosis recapture. Instead, it’s about using technology to identify diseases that exist early on and treat them. Thus far this year, we’ve identified more than 22,000 diagnoses for treatment VR technologies, ML, and clinical rules, that were otherwise undetected. The other one-third has come from actual improvement in medical expenses. The key stat to highlight here is the 1,900 basis point improvement for our in-home care population, which is driven predominantly by cost reduction and lower acute events.

Over time, we think the improvement for medical expenses will expand and overtake the revenue enhancement, but we know that does not happen overnight. As I referenced earlier, we believe this is strong evidence as well of the benefit of a higher primary care visit rate for those in need. We’re also continuing to build what we know is a relatively early stage platform. In the medium to long-term, we believe you’re going to see key features like site of service optimization and referral management to help further bend the cost curve and improve our unit economics. We also think we’ll be able to improve our unit economics via Stars.

As you’ll see in this illustrator roadmap, we did not focus much on stars related features in the Clover Assistant until the second half of 2019. Given the time lag on stars, this means that none of the star ratings you’ve seen publicly have been impacted at all by the Clover Assistant. Unfortunately, in the wake of COVID, some stars gaps may be more difficult to address in the near term, given the stay at home orders, but we’re continuing to build upon our stars features in the Clover Assistant and are confident that we’ll be able to capture the upside that we highlighted a few slides ago. As described earlier, we believe there’s approximately 1,000 basis points of gross margin upside just in stars alone.

So now that we’ve talked about high level economics, let’s talk about how we grow. At the end of the day, we believe consumers care about two things primarily. One, do I have open access to see a broad array of physicians? Two, does this plan cost me a ton of money? What you’ve seen in MA over the last

20 years or so, is a divergence between PPOs and HMOs. PPOs offer the access that consumers want, but at higher prices. HMO’s offer the low cost to consumers want, but without the wide access. Given the economics, we’ve been able to capture with our scalable platform, we’re able to offer the access of a PPO at lower than HMO costs.

And importantly, we believe this is very rare in the industry. A Clover member can see physicians out of network at the same cost sharing as physicians in network. This creates the two-sided marketplace for us that allows further prospects for adoption of the Clover Assistant. So always be wary when you see PPO plan statistics focus also on the differential of cost sharing between in network and out of network. As many HMO plans effectively masquerade as PPO plans. In quantitative terms, that means 17% cost savings for consumers when compared to the next cheapest competition, which are HMO’s that offer more restrictive choice of physicians.

We believe our great plans put us in a position to take advantage of the secular tailwinds that we’re seeing in the market. As mentioned earlier, MA is growing at a 14% revenue CAGR and is expected to have 34 million members by 2025. This means the individual non-SNP market, which we currently focus on, will likely have somewhere in the order of 24 million individuals. We shared in our original presentation that we’ve been able to take 50% of the net new membership growth and the individual non-SNP market in our established markets. That dynamic gives us a lot of confidence as the market gears up for extremely rapid growth over the next five plus years, particularly in 2023 and beyond. That take rate has helped us build an extremely strong position in our established markets. With 25% market share, we’ve been able to compete and take share from some of the largest incumbents across rural, suburban and urban markets.

What’s important to understand is that while we’re building and scaling the Clover Assistant, we have limited our focus on expansion, sitting currently at only 34 of the approximately 3000 US markets today and focusing most of our efforts within our 13 established markets. This transaction puts us in a position to rapidly expand in the 2023+ timeframe by adding millions of Medicare eligibles to our addressable population, in the medium term. So to summarize the flywheel, we scale technology to get better outcomes and economics. Then we share those economics back with consumers to get more and more members onto our platform. We believe this virtuous growth cycle will give us a scalable, large enduring advantage in the Medicare advantage market.

But what we’re most excited about is the fact that our MA flywheel represents the first use case for what we’re truly building here, a platform. So now I’ll pass it over to Andrew to discuss that in more detail.

Andrew Toy:

Great. Thanks for that. And hi, everyone. For those of you who haven’t met me before, my background is in technology. I’m a Stanford trained, computer scientist and engineer by my background prior to Clover, my previous startup where I was CEO, was in enterprise mobility and was acquired by Google.

That led to me running the enterprise Android team where we built and shipped machine grade code to billions of users.

Vivek and I came together in order to disrupt the archaic healthcare industry through the development of a powerful software platform. I came to a health plan because I truly believed, and I continue to believe that there’s no way to build truly transformative healthcare software if you have to sell that software to today’s payers and providers. Instead, you have to build and operate that technology inside the healthcare value chain. And that’s what we do with the Clover Assistant.

So what we’re building here is not a Medicare Advantage company per se, but a technology platform designed to drive personalized, data-driven care, resulting in better outcomes at lower costs. And we think that our platform can be used with a myriad of business models. At the end of the day, our true goal is to simply get more lives under the management of the Clover Assistant with no bias towards any particular program or business model. So today I’m going to talk a bit more about the next application of our platform after Medicare Advantage, direct contracting.

For those of you who are unfamiliar with direct contracting, it’s essentially a new government program from CMS’s innovation center or CMMI that allows private entities to take responsibility for the cost and care of beneficiaries in original Medicare. So around 40 million people today. We expect to launch our direct contracting entity or DCE in April, 2021. So next year. Where we will take full risk for the lives assigned to us. The program is particularly interesting to us because at the end of the day or original Medicare really just represents the widest network PPO out there. Given the Clover Assistant’s impact in a wide network PPO, which Vivek talked about, which we view as very differentiated. We have a lot of confidence in our ability to compete in this new program by extending the Clover Assistant platform. Said differently, physicians will be using the Clover Assistant to care for Medicare eligibles, whether that member comes to us via MA or via DC.

So in DC physicians will have the same features we’ve built to date. As we continue to build out the platform, all physicians and members across DC and MA will benefit. To get lives to sign to our a DCE, we contract with physicians to be part of our entity exclusively. That is they can only align to one DCE, but they can continue to work with other payers for other programs, such as Medicare Advantage and providers are contracting with us, we believe, but because of a similar value proposition we just walked through in Medicare Advantage, offering the Clover Assistant support care management, and an opportunity to get paid more for primary care without taking any financial risk.

And we believe the strategy is that unique moat whereby we can plug into existing practices to quickly scale and capture lives in an asset light manner versus having to stand up new practices and then having to attract members to a new PCP. So on the right, you can start to appreciate how this program is expected to immediately give us access to significantly more lives with each provider contract.

So what’s exciting here is that DC provides us with a faster and simpler way to grow lives on our platform. And by lives, I mean individual’s whose care is managed by a Clover Assistant powered physician. So in MA, we need to engage in two separate steps to grow lives under Clover Assistant management. One, a B2B step, where we need to attract physicians to use the platform for their patients as we build our network, and two, a B2C step where we need to market and work with brokers to attract eligibles to our plans. Once we do those two things, we have lives managed by Clover Assistant.

By contrast, in direct contracting, we can get significant lives immediately to us via claims alignment just by doing the step one, B2B contracting with physician groups. We could then seek further upside through B2C activity by voluntarily aligning individuals who see physicians we have contracted with, but do not have enough claims history to count as claims aligned. And so you can see the effectiveness here. In just 10 months through COVID, a Clover Assistant value proposition has led us to an expected 200,000 lives for 2021 and an estimate of over 500,000 lives for 2022. And by definition, 100% of these lives would be going to a Clover Assistant power PCP.

With a small contract at team, we’ve been able to sight on over 1,500 physicians across eight States, three of which we don’t offer MA plans in today through these efforts, we’ve already built a pipeline of doctors interested in our DCE for 2022, and we have confidence that we can continue to add hundreds of thousands of lives under management. And due to the strong interest and momentum we’re seeing. We’ve increased our estimate of covered life in direct contracting from 450,000 in 2023, when we first announced this deal, to instead 500,000 in 2022.

Taking a step back then, and thinking through our expansion plans holistically, we believe DC will be synergistic to MA.

We believe we can quickly launch DC across the nation, and as we contract with physicians, we automatically bring lights under Clover Assistant management. We then plan to identify marks to launch MA plans based on the number of Medicare eligibles, where we see an opportunity for plan differentiation and geographic synergies. We believe we can leverage our DC relationships as a start to building our network, and then most obvious plans that drive MA membership. Lastly, we intend to continue to develop network relationships to support lower costs and wider choice for our Medicare Advantage members and lower costs for our DCE.

Because our platform is designed to manage 100% of the Medicare population as opposed to just the one-third that’s in MA, we believe we’ll have a unique advantage to contract with service providers and scale our platforms direct to consumer offerings. In other words, we believe our ability to scale across all of our Medicare, for all of Medicare by our platform strategy will provide synergies across MA and DC. Ultimately, we believe our focus on open networks and software driven care management makes this playbook amongst the most scalable in all of healthcare. Now, I’ll hand it to Joe to give you a walkthrough of the economic structure.

Joe Wagner:

Great. Thanks Andrew. First of all, quick background on me. I joined Clover about a year ago after spending much of my career in healthcare finance organizations like Bravo Health, Cigna, and most recently United Healthcare. When evaluating the opportunity to join Clover, I was very impressed by Vivek and Andrew’s vision, and more importantly what I view as a true utilization of technology in a payer setting. When we think about the expected economics and the flow of funds for our direct contracting program, it should be noted that CMS is still finalizing some of the economics of the model, but the best way to think about it is based on the data that we’ve seen for the members that we expect to enroll, we anticipate that the benchmark of cost for the direct contracting program will be roughly the same as our blended revenue PMPM on the Medicare Advantage side.

To make it simple, let’s call it $1,000 per member per month. Obviously, there are different components to each of those amounts since Medicare Advantage has a mix of higher risk adjustment for now and additional benefits as compared to the direct contracting benchmark. Keeping on the MA side for a minute, our target MCRs are in the 82% to 83% range over the long-term. We have the ability to help manage cost levels through some traditional managed care levers, again: utilization management, pre-auth, payment integrity, et cetera. Then from an operating cost perspective, we’re currently at about a 20% OPEX ratio as a percent of premium with significant expenditures included in there for growth, such as broker commissions and other sales commissions, and other typical health plan functions such as claims processing and enrollment. But we’ll work to decrease that percentage over time, as we gained scale to 11% to 12% of premiums.

This ultimately results in a steady state, 6%—7% margin on the Medicare Advantage side. Now, let’s kind of shift to direct contracting. We expect the initial level of medical spend for those direct contracting members against the benchmark to be higher as a percentage, at least initially, given that some of the traditional levers of managed care cost containment are not present. However, through the Clover Assistant, as Andrew mentioned, we’re developing and putting into production certain features of our software that we believe will help doctors bring down the cost curve in areas such as, shifting inpatient admissions to lower costs, more appropriate levels of care, such as observation states. Prevention of readmission is through tracking of ADT feeds with prompted physician follow-ups. Using home health to offset expensive SNF stays. Recommending certain post acute facilities for which we have negotiated favorable rates. Referring to certain efficient specialists, and then ultimately enrollment in in-home complex care for those members that are eligible.

This software-based decision support is in addition to the clinical value we already provide through Clover Assistant that Vivek mentioned, and that Sophia will walk through with you in the demo. You’ll note here on this slide that we believe there’s upwards of 1,500 basis points of cost savings opportunity here, and perhaps more given the inefficiency that’s in the fee-for-service system today. Now we’re not projecting that we’re going to achieve that level of savings, we just want to note that we believe that it’s out there as an opportunity. As we think about our operating cost then on the direct contracting program, we anticipate that they’ll be substantially less than what we incur on the Medicare Advantage side because our CAC should be minimal, our acquisition costs, and our health plan functions like claims payments are not applicable. We believe that nearly all the cost savings that we can manage against the benchmark, after the CMS discount, will fall to our bottom line and ultimately allow us to share those savings with providers, which will then drive even more growth.

On the next few slides, we’ll give you a quick preview of what we expect the physician will see when we refer to some of these levers for success. Please note that this page and the two that follow are designed concepts and not yet in active use today, so the final product may differ a little bit from what you see here. This page shows how we expect to support referral management. We intend to provide this functionality for various types of referrals. What we can do here is save costs compared to original Medicare by leveraging the number of lives under management to negotiate improved rates compared to Medicare, which will make an immediate impact on cost. On this slide, for example, we’re highlighting labs as an example. Next slide is another example, illustrating support for finding specialists. Beyond rate negotiating, we can use our engagement at the point of care to refer to more efficient, higher quality specialists and therefore improve long-term outcomes and costs.

On the next slide, here, our partner physicians would target members with multiple chronic conditions who benefit from in-home care. We believe that’s roughly 3%—5% of the overall population. To get somewhat granular, these members are very high cost with an average medical cost between $2,500 and $3,000 per member per month. In Clover’s MA plan, we’ve been able to achieve a 1,900 basis point reduction, as Vivek mentioned in MCR, and that’s all on the medex side. We see similar if not greater opportunities for this program for direct contracting. From a quantification standpoint, if we assume total eligible population is roughly 3% to 5% at $3,000 PMPM, saving 10% to 15%, that’s worth 1% to 3% against the total medex benchmark. Again, that’s just one component of our overall strategy to manage costs for these members.

On this slide, to summarize the economic profile, we have this contrast for direct contracting against MA. One thing I want to highlight here, and this will help from a modeling perspective, is while the measurement benchmark will be similar, we anticipate that only a portion of that benchmark will be paid to us and will be accounted for as revenue, and that’s dependent on certain downstream provider arrangements, such as with our partner primary care physicians. This is based on the accounting guidance that we received by looking at the details of the program. We anticipate that to be approximately 5% of the overall benchmark in our first performance year starting in April, but we do anticipate that will increase, that percent of benchmark will increase steadily over time as we execute more provider partnerships at scale. The easiest thing to do is, I’ll give you a simple example. For one member, our downstream provider arrangements, mainly primary care with some discounts on preferred providers, let’s say those are worth about $50 per member per month of the $1,000 benchmark.

That $50, we record that as revenue, and then we have corresponding medical costs where we pay that money to our provider partners that are about the same, so $50 in both cases. Now let’s assume that we achieve 4% benchmark savings, which is roughly worth about $40. After remitting 2% of that back to CMS, our net savings is about $20, which is recorded as revenue. What you’re left with in that simple scenario is a $20 gross margin, which is about 2% of the overall benchmark, but it’s a 29% margin on the revenue that we’ve recorded. While our ultimate steady state margin is still to be determined for direct contracting, hopefully that gives you a helpful framework, both the mechanics of the P&L as well as the overall economics that we expect to achieve in this program. Now, I’m happy to turn it over to our clinicians who will show you a video demo of the Clover Assistant and how it is used by our physicians.

Sophia Chang:

Hi, I’m Dr. Sophia Chang, and I am the chief clinical informatics officer here at Clover Health. Thank you for joining us and get the chance to show you how our Clover Assistant tool works. I’m really excited to present to you. This is what I would see as the primary care doctor in my office. My office staff would have actually seen that Todd Black is on my schedule and would have started the Clover Assistant visit for me. When I sit down and I’ve got Todd next to me and we’re talking through his medical history, et cetera, and his chief complaint, this is what I’ll have open at the same time as I have my EHR open. Here, what we do, Clover does prompt about COVID-19 symptoms, which is something that we do ask right now during the COVID pandemic, but the tool generally starts with the diagnosis section.

Here, what we’ll do is we will look at a couple of key and important diagnoses that Todd has. In this case, since it’s required here, we’ve got chronic kidney disease. Where I haven’t noted that before in the past, but Clover surfaces up to me all of the relevant, recent lab information that Todd has had that confirms that he indeed does have stage three chronic kidney disease, just as a reminder for me to document that, and to remember that I should be checking his parathyroid hormone, because he does have stage three or higher. I am going to order that today, and confirm that he’s got chronic kidney disease, and note that we are assessing for progression or complications, because I’m checking a PTH today. Let’s save that diagnosis. I’m going to assess through labs. Sorry about that. Nice little reminder when I’ve forgotten to click something, and really easy to do.

I’m also going to look at his diabetes diagnosis, just to confirm that he indeed has type two. We provided all of the supporting evidence here, which is nice, to remind me of all the things that have happened to Todd in the recent past. Everything from the medications that he’s been taking to confirm that he’s actively being treated, to the fact that he’s been diagnosed with neuropathy, some skin ulcer, and that his blood glucose has been elevated in the past. I can meaningfully say that he’s had high blood sugars, that he has peripheral neuropathy, and that he has had skin ulcer with diabetes, and able to confirm this and note that we are continuing to monitor for complications and make sure that he is doing well in his diabetes care.

Under the medication section, what we have is a nice reminder of patients who are on longer-term chronic medications, where there’s an opportunity to consider giving them a longer term script, like a hundred day script. Here, for example, for his glimepiride for his diabetes, I am going to go ahead and confirm that 100 day script, because it’s going to be a lower cost to the patient. Oops, sorry, I’m confirming yes, and then I’m going to save that task. Our gaps in care, this is where those regular reminders of things that may not come up generally always in a visit where I’m addressing something like their diabetes care, this is where I get those reminders to make sure that some of the things that need to happen actually happen for the member. Here in particular, we’ve got fall risk screening. I may be focused on the diabetes, but I may not remember that I should really pause for my senior patient, Todd Black, to really check in and make sure whether or not he’s been falling or he’s been having any difficulty with balance or walking.

This is just the nudge for us to have the conversation. We have the conversation. I also remember, and can encourage him to use that free gym membership, not quite today in COVID, but hopefully soon, and also see the recommendations and why we talk about this that came directly from the Centers for Disease Control. Under clinical recommendations here, this is where even though I’ve been focused a lot on his glucose control and I’ve done a better job for it as the recent lab results will show, I haven’t been thinking as much about preventing his cardiovascular risk. Here, Clover has curated very nicely the reminder. Todd’s got type two diabetes. He also has coronary artery disease here. These are his recent lab test results showing his good glucose control, that he’s gotten normal liver tests, and still that his cholesterol level of LDL at 72 is higher than is optimal for someone in his state.

If I’m not quite sure, and I want to see what those guidelines look like, I can click right on it. Even though my internet is slow, hopefully the physician’s office is not as slow, and I will go right to the actual article and recommendation that I can see comes from the American Heart Association and is published in their journal. It’s kind of nice and handy there. Then, since we want us to start a high intensity statin, Clover will tell me exactly which statin is on the formulary. This is often a kind of pain for many providers, where I’m going to say, “I need to put him on a statin, but what was Clover’s formulary? Which doses should I use?” It’s here right for me, very simple and straightforward, and also reminds me what the dosage level would be for that high intensity statin. Again, I’m like, “This is great. I’m going to prescribe that medication. This is a great way to get Todd off onto a better foot as he leaves the office.”

This other piece is Clover just asking me a little bit more about what else might we be concerned with. Here, for example, if Todd were particularly frail, and I would say, “Hmm, I wouldn’t be that surprised if he were to die in the next 6 to 12 months,” then Clover tells me that they have a supportive care program that can be offered to Todd. I think that this is a great idea, so I am going to let Mr. Black know that Clover’s going to call him about these enhanced supportive services, because that’s one of the reasons it’s so great to have Clover members in my practice is to be able to access these kinds of services. I’m going to finish this. I’m going to sign and save the visits, and that is what a Clover visit looks like. If I can figure out how to stop sharing my screen, I want to really thank you for taking a few moments to review this with me. I’m going to hand this off to my colleague, Dr. Spektor, who’s going to tell you more about what this looks like in managing a panel of patients.

Dr. Mark Spektor:

Thank you so much Sophia for a great demo. Hello, everyone, my name is Dr. Mark Spektor I’m the Chief Medical Officer at Clover Health, and today we have three primary care physicians with us, who are long time users of Clover Assistant. Dr. Shah, Dr. Picciano, and Dr. Schwartz. Welcome Doctors, would you please introduce yourselves? Dr. Shah would you mind going first.

Dr. Shah:

Okay so I’m Doctor Shah, I’m a practicing internist based in Newark, I’ve been in practice for forty plus years; it seems like a long time and I’ve been with Clover Assistant and Clover ever since its inception and I’m extremely happy with it. And I’m extremely happy with Clover mainly because I feel that our input as doctors is appreciated and welcomed. More so than any other insurance company that I’ve dealt with.

Dr. Mark Spektor:

Dr. Schwartz how about you?

Dr. Schwartz:

Hello, my name is Dr. Daniel Schwartz, I’m a primary care physician in Philadelphia, I’ve been in practice for twenty years in a group setting with one other physician, and I have been a user of Clover Assistant for about two years now.

Dr. Mark Spektor:

Dr. Picciano, how about you?

Dr. Picciano:

Yeah, my name is Dr. Robert Picciano, and I’m a board-certified internist practicing in Newark, New Jersey. I’ve been in private practice caring for both inpatient and outpatients since 1991 and my practice is primarily that of primary and preventive care.

Dr. Mark Spektor:

Next, I think it would be important for us to find out how these physicians use the Clover Assistant in their practice. Dr. Shah would you like to start, please.

Dr. Shah:

I’m very much a hands-on Doctor, so I basically do open up Clover Assistant the minute I have the patient in the room. See the patient and then I go to the Clover Assistant and basically…. the value of Clover Assistant is it makes me see the patients in a broader light, as opposed to if somebody comes in for a URI, which is an upper respiratory infection and I just see the patient for that, at that point. If I’m on the Clover Assistant and it’ll make me think—did I do my A1Cs, did I do my PPH’s for CKDs. So it broadens the visit and takes the whole patient in—you know you look at the whole patient rather than just one thing that the patient came in for.

Dr. Mark Spektor:

Dr. Schwartz what about you?

Dr. Schwartz:

Thanks, Mark, in recent years the value-based care model has changed drastically in the primary care world; in order to embrace that we’ve been able to utilize Clover Assistant in our practice to transition the type of care seamlessly, it allows us to intuitively add diagnoses and add treatment pathways to the plan of care in a way that improves our outcomes, improves utilization and decreases morbidity overall.

Dr. Mark Spektor:

And last but not least Dr. Picciano, how are you using Clover Assistant in your practice?

Dr. Picciano:

My typical workflow would be that I would be handed the face sheet on the patient and I would see that the patient is one of the Clover patients. I would usually open up the Clover Assistant prior to going into the examining room, see what pertinent information is being asked of me from Clover regarding the patient’s diagnosis, the particular questions or concerns that you might have that have been addressed either by me previously, or from other practitioners, and then make sure that those exact issues are addressed when I go in and see the patient.

Dr. Mark Spektor:

I think it’s important for us to understand what clinical value the Clover Assistant system brings to your practice, and if you have specific examples we would love to hear them. Dr. Picciano would you please go first.

Dr. Picciano:

Probably the biggest value that I’ve seen, clinical value, is perhaps not when it’s a patient that I have been following for a while but rather some data that I may get from the visits that the patient has made with other practitioners. They may have either sought care on their own or there’s claims information that’s in there that has generated clinical information or laboratory information, that I either have not had the chance to address yet or the patient, you know, has never brought that to my attention. So I do find sometimes that when the patient has seen another physician, particularly a specialist, it will mention that—Dr. Smith has diagnosed congestive heart failure or atrial fibrillation, or cardiomyopathy; [Clover Assistant asks] are you aware? Do you agree? How are you treating it? and admittedly there are times that I was not aware of a specific diagnosis that the patient had, or condition or medication or what have you and so it’s brought to my attention through Clover Assistant where sometimes they may not have had the dialogue just yet with that particular specialist.

Dr. Mark Spektor:

Doctor Shah how about you?

Dr. Shah:

A lot of patients are all over the place and so we are not always aware of all the diagnosis that the patients may have because unfortunately, we don’t always get feedback from the consultants and so what Clover Assistant does is it tells me that okay that the patient had so and so diagnosis by whichever doctor or whichever consultant that the patient may have gone. And it makes me... I don’t always accept the diagnosis, because I’m skeptical about all the diagnosis that I see on Clover Assistant but I will investigate it, make sure I’m not missing out on something that I need to know about.

Dr. Mark Spektor:

And Dr. Schwartz what clinical value does the Clover Assistant bring to your practice?

Dr. Schwartz:

In the value-based care models it’s so important to close some of these high-level gaps and measures that we’re sort of guided by Clover and other insurance companies as well and the Clover Assistant intuitively can lead you to improved decision making and if we look at say diabetics for instance who may or may not be on the statin, it can help guide us to help close these gaps in patients who may require a high intensity or low-intensity statin, or in general, where patients may have normal lipid primers but are suggested to be on a statin to improve outcomes and these are things that are difficult to discern from paper charts that you’re looking at for years and what some so many things going on so many moving parts the device [Clover Assistant] helps you, and the platform helps you sift some of that information out the more intuitively.

Dr. Mark Spektor:

Doctors, we are really curious how the Clover Assistant platform compares to other products that you see from other payers. We’d really love to know how we’re different if in any way so Dr. Picciano we would love to hear from you first.

Dr. Picciano:

Probably the biggest difference for me is how intuitive and how much sense it makes the way Clover Assistant operates compared to the others and Clover Assistant doing you know these individual patient reviews of medications, diagnostic testing, diagnoses done in real-time per visit and updated per visit, makes to me an extreme amount more sense than having someone come into your office, a representative from an insurer, in November or December, to tell you that you know you’re missing a whole lot of mammograms; a whole lot of A1C’s a whole lot of this, and whole lot of that. Some of this is maybe just tactical and logistical—that the patients didn’t come back in or whatever. But the way that the other companies have tied their financial incentives to those metrics at the end of the year, if you cannot reach it by a deadline they are clearly very punitive and I’ve experienced it first hand.

Dr. Mark Spektor:

Dr. Schwartz how about you

Dr. Schwartz:

With some of the other platforms, we’re left with kind of an older school model of digging out information and then making changes based on what we find, versus the Clover platform which intuitively keeps you sort of moving the ball forward, by making recommendations that fit with the value-based model.

Dr. Mark Spektor:

And Doctor Shah how was this platform different from other payers platforms that you are working with?

Dr. Shah:

It is very different because it’s at the point of care rather than a year later when I’m being asked by certain insurance companies about verifying certain diagnosis, that the patients may have claims for, coded for in the claims, and after the fact, it’s extremely difficult to know—to verify those diagnoses—it doesn’t help me any, it helps health insurance companies I’m sure, whatever they have to provide to Medicare, but as a physician, it doesn’t help me any to know that my patient had a diagnosis of a stroke years ago, two years after the fact.

Dr. Mark Spektor:

Doctors, thank you so much for being with us here today. We appreciate your time. Is there anything else that you’d like to add before we sign off?

Dr. Shah:

I really appreciate it, and I really appreciate that you come to us for suggestions which makes us feel like we are part of your family. I feel I am part of the Clover family, and that’s a good feeling, and I have kicked many insurers out of my network!

Dr. Mark Spektor:

Dr. Shah you are definitely part of the Clover family. I just want to also say thank you to all three doctors, thank you for taking the time and being with us today.

Whitney Kukulka:

That was great. Now we’ll pass things back over to Joe for financial highlights.

Joe Wagner:

Yeah, thanks Whitney. I never like following doctors. I feel like the finance people always follow doctors, which I don’t like, but anyway, that was great. Just to level set from a finance standpoint, I previously walked you through where we are in our direct contracting business. Due to the remaining uncertainties around some of the details of that program, and the fact that our first performance year will not begin until the second quarter of next year, we have not yet included detailed projections herein. Those results are obviously not included in our historical financial performance either. What we’re going to do now is focus the next few minutes on our Medicare Advantage opportunity, kind of our core MA business.

On that topic, as you’re aware, we’re in the middle of the Medicare annual enrollment period. We can’t share many details at this point, but obviously each AEP year is different. We take that into consideration. This year’s AEP is very unique because it contains a presidential election, two Georgia runoff senatorial elections, compounded by growing COVID restrictions. We’re monitoring our progress in AEP and also remain excited about OEP, as we have a strong record during the OEP period which follows AEP. Despite the election and the COVID wave, we continue to target an average of over 73,000 Medicare Advantage members during 2021. Before we get into more numbers, I wanted to highlight what really excites us about this opportunity from a financial perspective.

First, market dynamics. As you’ve heard, we’re in a growing market and we’ve been able to capture meaningful market share in established markets via a 50%+ take rate. We think that puts us in a very strong position to continue to drive growth over the following years. Aligned incentives. You heard a lot about this from Vivek, but it’s a special opportunity to have our economic alignment tie to that of our members. Lowering cost and improving outcomes will enable us to offer more obvious plans and therefore drive more growth. Third, a predictable revenue stream. With high member retention and consistent payments from CMS, we believe there are some uniquely software-like characteristics in Medicare Advantage. Next, margin enhancement. As Vivek mentioned, and as I’ll point out a little bit in more detail later, we’ve already shown the ability to hit industry margins with our Clover Assistant population, with a myriad of potential upside opportunities, including more time for the Clover Assistant to make an impact across a wider scale and improving our star scores.

Next, strong unit economics. Going back to the software point, we see favorable LTV to CAC economics that we highlighted in our previous tech and expect to continue to enhance this metric with further margin improvement over time. Then lastly, attractive free cash flow generation, because we have limited capital expenditures as we do not scale with brick and mortar, but rather scale via software. Now, what I wanted to do is just take a moment to quickly walk you through what our historical P&L looks like structurally. I know this may be review for some that are closer to the healthcare side, but again, just going down the slide, most of our revenue is generated from premiums. We get paid per member per month, predominantly from CMS payments. Our payment on each member varies and is based on demographic and clinical factors. We generally get paid more for members that are documented to be sicker and need more care. This dynamic leads to one interesting factor to keep in mind, and that’s the differential between returning and new members.

As we discussed in our original presentation a little over a month ago, new members tend to have worse margin profiles than returning members, in part because of the lack of information about new member disease burden. As a reminder, we provided illustrative figures in our original materials, showing a new member MCR range of 95% to 105% and a returning member MCR range of 70% to 85% going forward. Next we go to investment and other income. This has been less than 1% of revenue, so not a material impact for us at this point in time. On the medical expense side, that’s our largest expense on our income statement and runs at over 80% of revenue industry-wide. This includes the cost of care for our members, such as inpatient admissions and ER visits. One thing to mention is we do tend to see some seasonality with typically, modestly higher medical expenses in Q1 and Q4 compared to the second and third quarter of the year.

We then have other expense items, such as operating expenses, broken into G&A and salaries and benefits, depreciation and amortization, which again, is relatively small giving minimal capital expenditures, and interest expense. Worth also noting from an income tax perspective that we do have significant amount of federal net operating loss carry forwards that we anticipate will reduce our tax burden in the near to medium term as we achieve profitability. Now, getting into our historical financial results, here we’ve included a bit of background on our annual historical results. For membership, we exhibited high growth of about 31% between 2018 and 2019. In particular, we achieved this largely on a same-store basis as we only added seven counties. As Vivek mentioned earlier, we’ve spent most of our growth focused on existing established markets, as opposed to new markets.

MCR results were relatively inline year over year, as we focused on building out the Clover assistant, which again was a mid 2018 launch so limited impact in 2019, and we began to scale the platform. In a few minutes, I’ll walk through a detailed waterfall of our MCR over time so you have a better sense of how we have improved and we’ll continue to improve our margins. In 2019, there were some material improvement in our operating expenses as a percentage of overall revenues as the company took steps to begin a path to profitability. You will also see that other expenses grew significantly in 2019, and that was driven by non-cash accounting impacts relating to convertible securities, warrants, and other related costs. We believe that many of those costs will be eliminated after our transaction closes and we ultimately become a publicly traded company.

Now, looking a little more recently at the current year of 2020, we accelerated our growth to 39% year-over-year with continued penetration of market share and adding eight more counties between 2019 and 2020. Due to a strong product offering, we also continued our net growth throughout the year after AEP ended. Moving down to the components of MCR, you’ll see some volatility given the current pandemic, but let me just talk a little bit about each quarter.

As we noted earlier, and as I’ll talk about in a little bit, we view Q1 as a clean quarter that is a good representation of our continuous improvement in our margins. And again, I’ll share more detail on a separate slide.

As we think about the second quarter of the year, beginning in late March and early April 2020, COVID-19 caused an increase in our inpatient costs, as we started to experience admissions caused by the virus. That increase in inpatient costs was ultimately more than fully offset by reduction in outpatient office-based utilization during the second quarter. We estimate that the pandemic reduced our medical costs by about 10% to 15% of premiums during this quarter.

And now, looking at our third quarter results, in which we reported an MCR of 86.7%, that was driven by reduced utilization in the first half of the quarter, but noting that utilization levels in late August and early September were approximately 95% of pre-COVID levels. Again, looking at 2020 as a whole, we do not believe we are an outlier, as compared to the rest of the industry. We also continue to build a more efficient operating structure, with run rate outback’s looking relatively flat compared to 2019, despite almost 40% growth in year-over-year membership.

Now here, I want to briefly address our full year 2020 expectations, understanding that there are uncertainties about how COVID will ultimately impact the fourth quarter, particularly considering the recent resurgence of cases that we’re seeing across the country. As an earlier stage company, variations in environmental factors would likely have a more material impact on us than it would on larger MCOs. That being said, we expect average 2020 membership to be between 56,500 and 57,000, with total full year revenues to be between $650 and $670 million. We expect a full year MCR between 83% and 85%, and an adjusted EBITDA margin between negative 6% and negative 7%.

So just to reiterate, and again, we’ve talked a lot about Q1, and the reason is because it’s the most recent quarter with the impact of Clover Assistant on both revenue and costs. And as Vivek mentioned and I’ll reiterate here, we view the first quarter as a clean quarter, because, as you can see in this chart, we had a relatively small net impact from COVID. We saw roughly equivalent impact from COVID-related admissions and drug spend as we did from the reduction in services, given that our established markets were hit early and hard by the pandemic.

We also saw the impact of Part D seasonality, and an extra day of medical costs from the leap year, which makes us believe that our actual MCR, as reported for this quarter, is a good approximation of a run rate in a normal course of business.

So now, as we look ahead, this slide gives you a sense of where we project our Medicare Advantage business to be in the near term. So now I do want to note that even though these 2021 projections continue to represent a good estimate, we will be providing our formal 2021 outlook with our year end earnings report, assuming that transaction closes sometime in the first quarter of next year. There remains a good deal of uncertainty in the areas of COVID related costs and the ultimate impact to our operations, the evolution of the financial parameters around the direct contracting business, the actual amount of net proceeds from the transaction, and targeted investments to drive growth, which are not currently contemplated in this model. And then also results from the enrollment periods, in which variability of member adds by region could cause shifts in our revenue and margin profiles.

So looking at the projections, we start with average MA membership. In this calculation, we take into account growth from AEP, OEP, as well as the Special Enrollment Period, SEP. We’re projecting a 30% growth, accelerating over the next few years to over 40%. We think that our software driven strategy will allow us to capture 30+% growth over the long term, representing, roughly, 3-times industry averages.

We believe the capital we receive from this transaction and will enable us to invest in our growth strategy by, among other things, following our growth in direct contracting in certain markets, then that will allow us to drive incremental upside to our midterm projections. We believe we can add millions of eligible addressable lives in 2023 and beyond, and materially accelerate that 40% figure for several years.

From an MCR perspective, long term we only have about 600 to 700 basis points to get to our longer term targets. We believe we have line of sight to achieve that through increased Clover Assistant adoption and product enhancements, as well as potential tailwinds from stars. I’ll give you a more detailed bridge of our MCR improvement on the next slide.

And then from an operating cost perspective, as you can see in our historicals, we’ve made strides in reducing our opex, and expect to continue to get more efficient and benefit from economies of scale as we continue to grow. As we continue to enhance the Clover Assistant, our technology stack takes the place of certain clinical and administrative functions, which allows for increased efficiencies over time. And then from an adjusted EBITDA perspective, we believe that’s going to put us in the 6% to 7% range long term, which represents a slight lead to industry, despite margin headwinds that result from better than industry growth. And as you can see, we currently forecast to become positive on an EBITDA margin perspective by the year 2023.

As we think about a KPI going forward, and what stats are really going to drive our results, one will certainly be lives powered by Clover Assistant, which on the MA side, as shown here, we measure by Clover Assistant penetration into our physician markets. And again, just as a reminder, these results here do not include any financial results yet from our direct contracting program.

So on this page, we’ve included this to give you a little more granularity into our line of sight, into how we get to and achieve our long term MCR targets. So as you can see, continuous improvement and expansion of the Clover Assistant, not only is critical to our mission to improve every life, but directly ties back to our financials, supporting that economic alignment between our business and our members.

What’s also interesting is the synergistic relationship between the margin impact we expect to see in direct contracting and the margin impact we expect to see in Medicare Advantage. So I mentioned before that we believe we have upwards of 1,500 basis points of identified opportunities for cost savings in the direct contracting program. To the extent we’re able to achieve those savings in direct contracting via the Clover Assistant platform, we’d expect meaningful synergies and commensurate cost savings in our Medicare Advantage business as well.

We also believe there’ll be some synergistic aspects to Clover Assistant coverage, as we can effectively cross sell the Clover Assistant opportunity between MA panels and original Medicare panels to make the platform even more attractive to our physicians. So when we look and we see roughly 600 basis points of margin to go, with respect to hitting our 2023 year end target from our Q1 run rate, we have a lot of conviction in hitting that, given the cost savings opportunities for the Clover Assistant platform that we’ve already identified, as well as that cross selling opportunity.

So, again, looking long term, the Clover Assistant will be powering in excess of a quarter million lives in 2021, and we believe in excess of over 600,000 lives in 2022, and we’re very excited about this unprecedented growth opportunity for our platform. So with that said, I’ll hand it back over to Whitney to help us dive into Q&A.

Whitney Kukulka:

Great. Thank you, Joe. And thanks everyone for being a part of the day, which comprised of our live presentation and prerecorded demonstration and physician panel. None of the physicians on the panel are employed by Clover, or receive payments for taking part. With that, we’ll open the call for Q&A.

As a reminder, to ask a question, please use the raise the hand feature. We have a large audience in attendance today, and questions coming in already, so please limit yourself to one question and one follow-up question, and we will do our best to get to everyone today. If you have additional questions, please feel free to raise your hand again and get back in the question queue. Great. And with that, we’ll take our first question from Donald Hooker.

Donald Hooker:

Hello, can you hear me?

Whitney Kukulka:

We can now, thanks.

Donald Hooker:

Oh, super. Yeah, I was curious about your perspective on the Medicare direct contracting program, kind of bigger picture. It sounds like an interesting opportunity. Maybe a high level question, how might this program be changed under a Biden administration, since it seems like it was initiated by the CMMI under Trump?

Vivek Garipalli:

Yeah, I think, obviously, it’s impossible to predict what different administrations are going to do, but generally speaking, programs coming out of CMMI generally enjoy bipartisan support. We’ve seen, on our end, no signals of any change. In terms of engagement with folks who are familiar with the Biden administration, we’ve seen those signals in that either. And then just generally speaking, because direct contracting is actually not related to Medicare Advantage but is actually focused on driving more value for the government within fee for service, we’d be very surprised if the government made negative changes to direct contracting given its around helping create sustainability for the fee for service program.

Which, generally speaking, has bi-partisan support, and, generally speaking, is something that Democrats generally support, which is expanding fee for service, making sure fee for service is sustainable, and there’s obviously contemplation around lowering the Medicare age to 60. Another question as to the feasibility of that, but again, just general belief... Our belief that the Biden administration is going to be supportive of anything that allows more sustainability for fee for service, which direct contracting certainly allows for, given it’s a guaranteed savings construct for the government.

Whitney Kukulka:

Okay. Thanks for the question, we’ll take our next question for Jailendra Singh, at Credit Suisse.

Jailendra Singh:

Hi, can you hear me?

Vivek Garipalli:

Yes.

Jailendra Singh:

Okay. On the DC side, I know Joe mentioned that, in terms of operating margin long term, it’s still TBD, but can you give some clarity around what the margin range could look like, how should we think about the scalability there, does incremental live or incremental [inaudible] you add to platform come at a much higher contribution margin? Some clarity around the margin possibility on a long term range there for the business.

Vivek Garipalli:

Yeah, I’ll just... Just to not put Joe in the uncomfortable position of stating margins and then us holding him accountable to that, because it’s a wide audience here, we, generally speaking, in terms of external sharing of that information... We obviously have clear internal goals and targets, but because the program is new, we want to be very, very cautious around sharing very specific margin targets for direct contracting. I think we feel pretty comfortable... And Joe, correct me if I’m stating anything incorrect.

We feel pretty comfortable about being able to achieve breakeven for 2021, as it relates to gross margin on direct contracting. We have very high conviction that the 1,500 basis point gross margin is achievable over a period of time, and uniquely achievable for Clover, given the Clover Assistant platform. There was a lot of the initiatives Joe went through are unique to Clover, those are not initiatives that would be easy for other payers to execute upon without a platform like the Clover Assistant. So we would not say that those margin targets are ones we would think as reasonable for competitors in the space.

Now putting that aside, that is our long term goal, is to hit the 1,500 basis points, long term. That requires great execution, requires, obviously, not just the adoption, which we’ve already locked in, but a great engagement and execution on the downstream workflow related to Clover Assistant. So from a personal basis, I want to get there tomorrow and get there next year. In reality, that’s just not how execution works, but the goal is to get there as soon as reasonably possible.

Jailendra Singh:

Okay. And then my follow-up is around... You guys mentioned that Clover Assistant platform penetration is around 64%, what is the pushback from physicians that don’t want to use Clover Assistant? And is the mix of that 64/36 same on members who are using those physician? Was the flavor the same, similar mix, or is different mix than what you say 64/ 36?

Vivek Garipalli:

Yeah, it’s a great question, and just the... And Andrew and Joe, correct me over the stat, but I think it’s 61%. So 61% of our members see a physician on Clover Assistant, so let’s break out the 39%, because it’s a great question and one we want to make sure there’s a good understanding around that.

So in the 100%... So you’ve got 61% seeing a physician on Clover Assistant in the a 100%, there is about 15% of members that don’t see a primary care physician, and that could be due to various reasons. Generally speaking, it’s because they’re at the very low end of the acuity curve, and may not have any conditions that require even one PCP visit a year. Now, generally speaking, we are always encouraging our members to have at least some sort of annual engagement with the primary care physician. So it’s not to say that we’re not trying to get them to see a Clover Assistant physician, or that we’re ignoring that population. So we do... The reason why we showed 61% of a 100% versus 61% of 85%, is internal, we judge ourselves based upon our entire membership, not just those who are actively seeing the primary care physician. And then in the other 24%, 25% or so, a large percentage of those are physicians that have a very small Clover Assistant or Clover member panel, i.e. less than 10 members.

And so when we think about an ROI perspective, we’ve done a very exciting shift in our strategy there, where we’re actually going to those physicians... When we think about generating more value for them on the value proposition, is actually enrolling them in direct contracting as part of the Clover Assistant adoption. So our goals for next year is to drive much higher adoption of the Clover Assistant in what we call the longer tail, so that 25%, which is predominantly made up, again, of members who are seeing physicians where the Clover Panel is less than 10.

And so now when we’re actively doing this, and we’re finding our close rate is about 50%. So when we go to physicians not in Clover Assistant that have a very small Clover member panel, our close rate on getting them to agree to direct contracting and adopt Clover Assistant is about a 50% close rate, and we hope to increase that over time. We hope to show that in our numbers next year, and then, obviously, launching indirect contracting for 2022.

Jailendra Singh:

All right, great. Thank you.

Whitney Kukulka:

Thanks for the question. And we will go to Ralph Giacobbe next.

Ralph Giacobbe:

Great, can you hear me?

Vivek Garipalli:

Yeah, we can hear you.

Ralph Giacobbe:

Just got it, sorry about that. So I guess first, maybe just if you could help a little bit more on the timeframe around the star improvement. I know you showed us the stat of what it would be at 3.5 and 4 in 2023, but help level set a little bit of the realities of making those improvements, and maybe just a backdrop of what that means from a reimbursement perspective.

Vivek Garipalli:

Yeah. I can just stay at sort of high level and Joe, let me know if it’s accurate. But I think, practically speaking, obviously the numbers we’ve shared on the P&L side go to 2023. So practically speaking, we would expect the earliest for our features to be able to drive value, to where we’d be able to drive that improvement in star rating... Obviously, there’s been a lot of barriers to that this year due to COVID, so the earliest for a measurement year would be 2021. So that would mean, from a payment year perspective, the earliest we would see a payment year improvement would be 2024.

Joe Wagner:

Yeah, Ralph, that’s right. It’s just kind of, what Vivek said, is we have not modeled it until 2024, on our longer term models, and then it’s just a ramp of 3.5 and then upwards of 4.

And then, from a reimbursement standpoint, the way that stars work in the rebate calculation, there’s some moving parts. So it’s not like you just get 40 bucks out of the, 50 bucks added to your top lines, there’s some moving parts on benefits. But we would expect, obviously when that happens, we’d expect a slight uptick on the revenue side for those bonus payments. But then, like Vivek said, at that time we’ll make the decision as to how much we want to reinvest into benefits versus letting it fall to the bottom line. But for us, we view it as a 2024 impact, from a financial standpoint.

Ralph Giacobbe:

Okay, got it. That’s helpful. And then just my follow-up, I wanted to go to some of your commentary around the site of service optimization, and maybe just help us on how Clover helps with that. Because I think you noted inpatient to observation, and SNF to home health, and I guess I’m trying to make the connection of how you have that attachment point, if you will, if that’s not necessarily in the hands of primary care?

Vivek Garipalli:

Yeah. I think Mark is on? We can obviously, I think... Mark’s our Chief Medical Officer and obviously has played a very big role with Sophia and Kumar on the Clover Assistant, but also a lot of the operational workflow. So Mark, just... That question?

Dr. Mark Spektor:

Yeah, absolutely. So yes, there are tremendous opportunities on the inpatient versus observation, as well as steerage to the most appropriate site of service, as well as within the same site of service to the more efficient, better quality, lower cost resources. And that could be done through operations, which we already do in our MA Medicare Advantage world. But we are going to be combining both just operations, working with primary care doctors who manage their patients in the hospital, as well as hospitalists, as well as case management within those hospitals, to ensure that the proper clinical decision-making happens, not only from an inpatient versus OP [out patient] status, but also as we’re doing discharge planning, providing the transparency to the managing clinicians around what is the most appropriate site of service, from efficiency and cost standpoint. So this is going to be a combination of operations and technology providing the transparency.

Vivek Garipalli:

And Mark, maybe just walk through how the... For example, as it relates to the Clover Assistant, how the ADT feeds, as an example, are relevant, in terms of notification to admit, why it’s important that the primary care physician gets that signal. And if you can then walk through, as it relates to site of service, for, let’s say, an orthopedic referral, why that’s relevant that that features is in the Clover Assistant for the primary care physician?

Dr. Mark Spektor:

Yeah. So, obviously, knowing when the patient hits the door is very important in guiding clinical decision making. Clover will have significant, if not universal, coverage with ADT feeds. If there is anybody here who’s not familiar with ADT feeds, it’s an actual ping, it’s an electronic ping that occurs anytime the patient hits the emergency department, or gets transferred from the emergency department to an observation setting or an inpatient setting. Clover will be receiving those ADT feeds, and then, from then on, will actually be able to engage with the providers that are taking care of the patient, and making sure that the proper clinical decision making is being considered.

So ADT feeds through the technology become a very important part of it. ADT feeds will be surfaced within Clover Assistant, and we are going to be, at some point, deploying Clover Assistant for inpatients, for the hospital’s usage as well as on the inpatient side, for those patients that are managed by the primary care physicians.

To address Vivek’s question, in terms of why is site of service important and what are we doing with the specialists, I’ll just give you a clinical example. So if somebody needs a hip replacement, what typically happens now is a PCP will have their favorite orthopedic surgeon, maybe a couple of orthopedic surgeons, will give the patient a card and go, “Hey, it looks like you’re at the point where you’re going to need a hip replacement, or you’re having a lot of pain in your hip, you may need a hip replacement, so why don’t you go see my friend?” There’s really no transparency, in terms of where that orthopedic surgeon operates, or there’s no transparency, in terms of what type of operation he does.

So let’s just stick with the hip replacement example. A similar procedure could be done at both the ambulatory surgery center, specifically for hip replacement, as well as outpatient. The general technical costs are 30% lower in the ambulatory surgery center setting than they are in the hospital setting. But let’s even go beyond that.

There are two ways of doing this particular surgery, one is through the interior approach and one is through the posterior approach. The posterior approach is the more common approach, it’s the older approach. It’s where the actual hip capsule is incised and then sewn up back together, which results in a prolonged rehabilitation state that’s going to be necessary. The average time that somebody gets rehabilitation in a skilled nursing facility after getting surgery like hip replacement through a posterior approach is approximately 14 days.

Now, if we know that a surgeon can do the procedure through the anterior approach and surface that to the PCP, not only have the procedure done in the ASC [Advanced Surgical Care], but the surgeon is capable of performing a surgery in a particular way, the average rehabilitation time is then three days. So you can see the difference of 11 days of rehabilitation time, and the average cost of skilled nursing facility rehabilitation, I believe, is around $600, so you’re talking about saving $6,000 every time you have this procedure, if the patient gets it done at the preferred specialist’s office or in a particular setting.

This type of logic and thinking and data analysis is going to be pretty much ubiquitous throughout our understanding of all specialists that we’re going to be working with, and empowering primary care physicians with that transparency to let them know who is the most appropriate specialist for that particular patient, for that particular problem, at this particular time.

Vivek Garipalli:

And just Mark, maybe walk through kind of the complexity of the clinical logic, just high level, as to why that personalization is really important within the Clover Assistant, for the physician.

Dr. Mark Spektor:

Yeah. Look, not all patients are the same, so for example, let’s take even the same example of the hip replacement. You might have significant differences in the patient profile that’s getting that particular surgery. Some of them may actually be scheduled for a lower cost setting that you may want to schedule in a higher cost setting, because our prediction of re-admissions, or unscheduled re-admissions, our charm score, as well as other factors are going to make us worry that that particular patient actually requires more intense treatment.

So that’s where that logic is really, really important. A lot of it’s data-driven, a lot of it’s driven through our machine learning algorithms, and taking in all of our data and then constantly learning with that feedback loop. I think that Andrew and Vivek are talking about that flywheel, the flywheel doesn’t only exist in the whole business model, but what needs to be defined, and not only defined but what needs to be pointed out, is that our platform allows us to learn live. Because every time a provider uses our platform, they’re providing clinical feedback which drives the improvement in our clinical, machine learning, and AI models, which allows us to keep learning how to provide better and better care for our patients.

So that data, that clinical data, that Sophia, Kumar and myself and a team of data scientists are constantly pouring over is what’s driving a lot of the suggestions within Clover Assistant.

Vivek Garipalli:

And just, Mark, on Ralph’s question on post-acute care, just from a... And maybe we’re going to too much detail for folks, but I think it’s helpful so please keep doing this. If you can go into detail as to why... Why is it important, or why does a primary care physician, if they’re engaged, have a lot of leverage around post-acute care as to where their patient goes? Because I think sometimes that gets lost in some of the high level conversations.

Dr. Mark Spektor:

Of course. So there’s a couple of different ways where that the primary care physicians can actually impact where the patient goes for post-acute care. One of them is if they’re actually managing the patient in the hospital. And if they’re engaged, they can make the decision whether the patient needs home health or skilled nursing facility care.

In the event that the primary care provider is not taking care of the patient in a hospital, the hospital still cares very much about keeping that primary care physician happy, because they are referring patients into their facility. They’re the ones that are telling the patient, “If you get sick, this is where I want you to go to.” So it behooves the hospital to engage with a primary care physician on discharge planning, because, frankly, it’s good care.

If I’m a doctor, Dr. Smith, and somebody from my office calls the hospital and says, “My patient, Mr. Johnson, was admitted to your hospital. I’m calling from Dr. Smith’s office. If the patient needs to go to a skilled nursing facility, I want them to go to this particular skilled nursing facility, and not that particular skilled nursing facility,” which will make a big difference in quality and cost.

Vivek Garipalli:

And just maybe walk through, just maybe high level or even some of the details, to what we’ve seen in our own data as a kind of differentiation in quality and cost among different skilled nursing facilities.

Dr. Mark Spektor:

Sure. So I would say that the two things to pay attention to is the overall quality of 30 day re-admissions, you don’t want somebody to go to a skilled nursing facility and then bounce back to the hospital for another acute admission. So we look at things like 30 day re-admissions, we look at the efficiency of care, meaning what is the length of stay, and how much resources is the patient getting, are they getting the appropriate resources, and there is great variability. And you can really look at the data and understand this great variability in the quality of a particular setting of care, and the differences could be tremendous.

For example, there are some skilled nursing facilities that could average 30 days on a length of stay at $600. There are some skilled nursing facilities that can manage the patients for the same problem in 17 days. Bringing that transparency to the primary care doctor, especially somebody who was partnering with us on direct contracting or MA, bringing that transparency makes all the difference in the world.

Vivek Garipalli:

Thanks, Mark.

Ralph Giacobbe:

Very helpful, thanks guys.

Dr. Mark Spektor:

Yeah.

Whitney Kukulka:

Thanks, Ralph. We’re going to take our next question from Gary Taylor.

Gary Taylor:

Sorry, can you hear me now?

Joe Wagner:

Yes.

Gary Taylor:

Sorry. Appreciate the time today, it is quite helpful to go deeper. Each time we have one of these, we appreciate it. My question is for Joe. I want to go back to direct contracting, just to make sure I understood something correctly. So when we think about 2022, where you anticipate having half a million direct contracting lives at the risk equivalent of, basically, $1,000 per member per month, so that’s $6 billion. But did I understand you’re saying only about 5% of that, or 300 million, would be GAAP revenue? And is that because you’re taking global risk, but you’re taking the PCC capitation option? Is that why that full $6 billion wouldn’t be GAAP revenue?

Vivek Garipalli:

Yeah, Joe, as part of this, because I know sometimes it can be confusing on something new, maybe first walk through the practical math, if you don’t mind, just for everyone, and then maybe go through just what we will call the GAAP accounting stuff.

Joe Wagner:

Yeah. Again, the practical math is... Gary, you’re right, in terms of what I would say overall risk from a benchmark perspective, at that roughly 500,000 lives. And we’re accumulating costs, as you know, kind of compared to that overall benchmark, and so ultimately our shared savings, against that benchmark, will come back in as revenue, kind of putting aside kind of the day-to-day revenue of what actually kind of comes through the P&L.

And so as we understand the program now, the total care capitation model... Actually, even with that model, you only get paid based on the downstream provider arrangements that you enter into with either primary care physicians or other preferred physicians. And so, to the extent that those participants are not directly tied to your network, those costs, the percentage of that benchmark, let’s call it 95% or 90%, do not actually come through... We don’t get that in cash, nor do we ultimately pay that out from a claims perspective.

And so, again, that 5% is our estimate for 2021, in terms of what percentage of the benchmark we have tied to specific either participant providers with our primary care partners, or preferred relationships with some downstream providers, like lab DNE, home health, certain specialists, et cetera. I think that we anticipate that 5% of the overall benchmark will actually increase over time, the more and more agreements that we sign with preferred physicians as we get scale and markets, et cetera. And so I wouldn’t be tied to that 5% longer term, we ultimately think that’s going to increase to 10%, 20%, even upwards of 30% to 40% over time, of the benchmark that we will actually get in cash, and then, in turn, payout to our physician partners.

But that is correct. In terms of the accounting for the first year, as we understand it now, only about 5% of that benchmark we expect to flow through as revenue. We then will have that similar amount on the cost side, and then again, any net savings that we get from a shared savings perspective, that will of course accrue over time but from a cash perspective which comes after the fact, that will ultimately come through as revenue. And so the P&L optics essentially are higher margin, from a percentage of revenue perspective, but again, ultimately tied back to what percentage of the overall benchmark are we saving ultimately, both sharing with the government as well as keeping a piece for us, and then obviously sharing some of that with docs as well.

Vivek Garipalli:

And just to kind of put an overlay on that, so we’re in the full global risk model, so Gary, to your point, you are 100% accurate. So the 500,000+ lives that will be under direct contract in 2022, it’s all Medicare dollars that we’d be managing and owning the savings on.

Gary Taylor:

Yeah, so full global risk, TCC capitation option, but you’re a DCE, and the revenue recognition is limited by the downstream DCEs that you were actually contracting to pay with, through capitation arrangements.

Joe Wagner:

Yeah.

Vivek Garipalli:

And also the savings that we generate when that...

Gary Taylor:

On top of that.

Vivek Garipalli:

...also comes in as revenue.

Gary Taylor:

Correct, yeah.

Joe Wagner:

Yeah. And Gary, that’s exactly right. And again, others on the provider side may be treating it differently from an accounting standpoint, based on their arrangement. And again, we can’t speak to certainly how others are doing it, but for us, that’s the guidance that we’ve been given, and that’s how we believe that the funds will flow, ultimately, from CMS.

Gary Taylor:

Got it. My followup would just be, I think you alluded to this, but you talked about the savings that you expect to generate from direct contracting after CMS takes its haircut. I thought you alluded to sharing some of that with physician partners so I just wanted to understand if that was finalized. I thought, and I may have misunderstood, I thought when we had talked about this before, it’d be the higher ENM code reimbursement for physicians that were using a Clover Assistant. But did you also allude to that for doctors that participate in this program that there’d be an additional financial incentive in terms of some portion of the savings being shared with them?

Vivek Garipalli:

Yes. So our goal is as savings are created, we want to share a meaningful portion back with physicians. It’s going to be tied to very specific quality metrics and adherence goals around guidelines and care coordination, but that is our goal. So we do think that’s going to just be really, really valuable.

Now as part of all of the lives that we’ve signed up, we did not put into the pitch that there would be shared savings. So the sale and our 50% plus close rate has been purely tied to Clover taking all the risk, owning all the savings and tied to the incremental payment model on the fee for service side, which as Joe alluded to, is essentially a paid for by our below fee per service rate structure that we have with a lot of the downstream ancillary services. So we have a lot of flexibility on the shared savings side in terms of how we contemplate it. So there’s going to be a lot of, obviously, analysis on our end and we want to be extremely thoughtful around the quality metrics and so forth on how we share savings back, how much and so forth. But the short answer is that is our goal.

Gary Taylor:

It seems like that would help you create a MOT around the DC program for the day if and when the larger MA plans wake up and decide they want to participate in this a few years head start with Clover Assistant with some portion of the shared savings. It seems like it’d be the beginning of creating some sustainable MOT around this business for you.

Vivek Garipalli:

That’s absolutely right. Yeah, that is the goal, I think you summarize it really well. So the goal is not just obviously to make physicians excited about it but it’s to get, obviously, engagement and adherence to guidelines that we collectively agree on. But to make it essentially a no-brainer for physicians across the United States to enroll with Clover and the Clover Assistant in DCE.

We do firmly believe that we’re building a MOT and that structure that you just described will enable us to do that. And just the unique synergies that we have in terms of MA and fee for service and Clover Assistant driving a larger and larger panel or driving more impact across larger and larger percentage of a physician’s panel creates just more engagement and more value for that physician from a clinical and financial perspective. And it’s definitely not lost on us that Clover is seen by physicians as playing a very, very big role in not just improving the clinical outcomes for their patients, but having a significant positive impact on their income. There’s a self-fulfilling prophecy that comes through that. It’s why we’ve upped our targets on direct contracting to 500,000+ for 2022, just given the amazing perception we’ve been getting over the last couple of months on signup.

Joe Wagner:

And Gary, to your point on some of the larger players, some of the things that we’ve heard in conversations with docs in talking about this is if a doc already has a very high percentage of his membership on both the various lines of business, commercial, Medicaid, Medicare, et cetera, if he or she is tied in with United with large percentage for example, the idea of also adding fee for service, it gets somewhat monopolistic with some of the larger players. And so that’s what we’ve heard a lot from docs is that they’re not all ready to give over 50% or 60% of their entire patient panel across multiple lines of business tied to one payer.

Vivek Garipalli:

And just in terms of even the point Joe’s making about United. It’s actually not a bad business decision if organizations like Optum wanted to actually partner with Clover. So those aren’t things that we’re opposed to because practices, as you point out Gary, do benefit as well and so our goal isn’t to create a narrow market. We believe all of Medicare is our TAM, MA plus fee for service. So for us, when we think about any arrangement, it’s got to be win-win for Clover, consumer, and physicians in the government.

Gary Taylor:

Okay, thanks.

Whitney Kukulka:

Thanks Gary. We’ll take our next question from Jed Kelly.

Jed Kelly:

Sorry about that. Hey, can you hear me now?

Whitney Kukulka:

We can.

Jed Kelly:

Sorry. Yeah, thanks for doing this, this is great. Looking forward to seeing you guys in a little bit. In any new business, any new technology as you’re building it out, can you just talk about how you’re thinking about customer acquisition, the investment in customer acquisition and your ability to get more people on your network?

Vivek Garipalli:

Yeah, so I just think high level what is, and obviously, we’ve talked a lot about direct contracting today mainly because we know there’s not a lot of thorough information out there currently, so hopefully this was a helpful deep dive and overview in some of those areas.

So one of the main reasons or one of the reasons, there’s a bunch of reasons, one of the core reasons we’re very excited about direct contracting, it essentially allows us to bring physicians and covered lives onto the Clover Assistant platform and into Clover’s orbit at essentially zero CAC. So when we enroll a physician into direct contracting and onboard them onto the Clover system, because the majority of the lives end up coming into direct contracting via claims alignment. It’s essentially a B2B type sale so at the moment a physician formally signs with us, those lives, as part of the measurement, roll onto Clover at essentially zero CAC.

And so if you take the 200,000 lives in 21, the half million plus lives in 22, those are thousands and thousands and thousands of net new physicians that are coming onto the Clover Assistant platform. And 200,000 and 500,000 plus lives coming into Clover’s orbit as formerly covered lives at essentially zero CAC. And then behind that and as part of that, Joe referenced, we build preferred networks.

So we do actually have already arrangements that not just cover local and regional, but in some cases, national already. For example, lab and DME that apply not just the direct contracting but also to MA. And so as we’re building those preferred networks, we’re incorporating into that MA agreements as well, MA network agreements that apply when we eventually roll out an MA plan in those markets. And so if we look at on the flip side, if we acquire 200,000 and 500,000+ lives in MA, that could easily be up to 200 million and half a billion dollars on cap costs in MA. And so now going back to starting with direct contracting, obviously consumers are enrolled with us in direct contracting because of their physician but Clover is going to be very, very focused on bragging to our physician’s patients as to all the value Clover is bringing to their primary care physician.

So our goal in that market is to very much brag and shout from the treetops directly to primary care physician’s patients as to here’s all the clinical value that we are bringing to you on a daily, weekly, monthly, annual basis that your physician normally would not have had access to. So we’re helping the physician market him or herself and continue to increase their retention and importantly, we’re building a brand at essentially zero cost in the community’s eyes, not around an MA plan, not around insurance, but really around clinical value that Clover is bringing. And again, at zero cost we’re doing that, we’re not obviously marketing MA plan, we’re marketing Clover’s technology. Again, we’re going to do it in a way that is very digestible for the average consumer.

So when we eventually trail behind that with an MA plan, we think there’ll be some net benefit from that on lower CAC because of the brand recognition beyond just being an MA plan, but actually having driven real value in that community.

Jed Kelly:

Great, that’s helpful. And then just following up on with working with the physicians, and I don’t know if you’ve covered this if I might’ve missed it, but what’s the physicians ROI using Clover relative to other demand generation sources?

Vivek Garipalli:

ROI, meaning just from an income-

Jed Kelly:

Return on investment.

Vivek Garipalli:

So we don’t charge, and just tell me if I’m not answering your question directly because maybe I misunderstood, but we do not charge physicians to use Clover Assistant so it’s a free platform for them.

For example in MA, in Medicare Advantage, they get approximately two times the traditional Medicare reimbursement to utilize Clover Assistant. Obviously that compensates them for using an additional platform and the incremental time that’s required to use Clover Assistant. In direct contracting, it’s less than that. It works out to about $45 or so incremental, which is about a third of the traditional Medicare reimbursement with the contemplation for some future shared savings based upon quality metrics.

Andrew Toy:

Yeah, just quickly just jumping in on that as well. If you look at it from a software perspective, it’s an interesting model. Like Vivek says, we don’t charge for it. I come from an enterprise software background, normally you charge for your software. But if you think about it as an interesting way as we go into the sales cycle and we work with these physicians, we go in a contract with them and basically say, “Hey, we want to give you software.” And normally when they’re being sold software, it’s because they’re going at risk, they’re going to be taking medical risks from the payer and they need software to help them with that. Instead, we don’t move that risk. You heard in the physician panel, doctors refer to that anxiety they have, they’ll likely be punished, there could be something hanging over them. They don’t have that with the Clover Assistant.

We give them software, they focus on care, Clover owns all the risks. We pay them fairly on a boosted payment for primary care, which is fair for primary care because they’re on the pay. So they’re happy on the payment side and now all of those interests are aligned. So we come in, give them the software, they use it, they’re happy with that and we pay them more on a fixed basis. And they already know their ROI upfront, there’s no variability like if you hit this benchmark or if you don’t close these gaps, we’re not going to pay you. We heard about all those things from the doctors, none of that exists. They know they’re going to get paid fairly.

Jed Kelly:

Thank you. Helpful.

Whitney Kukulka:

Great, thanks Jeb. Our next question comes from Richard Close.

Richard Close:

Yeah, can you hear me?

Vivek Garipalli:

Yes.

Richard Close:

Great, thanks. Thanks for the time and the question. Just maybe to hit on the penetration rate and Clover Assistant. So what’s the process of going back, I guess in maybe your more core markets, in terms of the interaction with the physicians that are not utilizing the platform? What are those discussions and is there any type of conversion rate that you can talk about people that are not using it and then they end up switching over?

Vivek Garipalli:

Yeah, so for physicians where, and Andrew and Joe just correct me if I have some of these stats wrong, for physicians that have 10 or more Clover members, we’re at about a 90 plus percent conversion rate. If they’re not on Clover Assistant, we can bring them onto Clover Assistant.

Even physicians that are not on Clover Assistant that have less than 10 Clover members, we’re still at about a 50% close rate on getting them to agree to use the Clover Assistant. But from an ROI perspective, we’ve expanded that strategy to tie in direct contracting just because we think it just dramatically increases the ROI of the conversation in general and it’s a lot more compelling for the physician. And we found that it increases not just the close rate but importantly, pulls forward adoption given that there’s just more value for both sides.

Richard Close:

Okay. And then on direct contracting really quick, I was wondering you mentioned eight states that you don’t have MA plans in currently where you’re seeing direct contracting lives. What are your thoughts in terms of growing the number of counties you offer MA plans and will you be following sort of back sailing into where you have direct contracting or does that alter where you offer new MA plans in the future?

Vivek Garipalli:

No, absolutely. So our goal is to rapidly expand direct contracting and expand to all states and territories; that is our goal with direct contracting. And then from a synergy perspective, we want to follow behind that with MA plans in all states, all territories.

And so when we think about use of proceeds, use of capital, what we’re gearing for is a rapid expansion beginning for plan year 2023 and then beyond. That allows us to start intelligently deploying the build of the MA networks and so forth early next year. But as you can see the numbers, our direct contracting efforts are well underway and that’s going to create that foundation with which for us to trail with MA plans behind that. But the goal is to, as fast as reasonably possible while maintaining performance, is to get nationwide across all states and territories in every county in the United States.

Richard Close:

All right, thank you.

Andrew Toy:

And just quickly, Richard, thanks for the question. Just a quick clarification; it is eight total states for direct contracting for next year. Three of those eight, we do not have an MA plan, just to be clear.

Richard Close:

Okay. Thank you.

Whitney Kukulka:

Okay, thanks Richard. We’ll take our next question from Ed Yruma.

Ed Yruma:

Hey guys, thanks very much for taking the question for all the presentation today, it was really interesting with the physicians. I’m just trying to understand how do you share best practices among the physician community with the Clover Assistant platform? And I guess for those that you see the strongest utilization of the platform, are there any things that you could do to bring to the rest of the physician base to enhance their utilization? Thank you.

Vivek Garipalli:

No, it’s a great question. So one of the exciting things about direct contracting, just given the enablement of an expanded panel being covered for physicians participating, the really neat thing is it’s a common data platform. So the thousands of physicians on it, and as more joined as related to direct contracting, everyone has familiarity with the same platform. So when we think about the opportunities for us to share best practice, there’s motivation now for physicians to share that amongst each other.

So we’re not prepared to share publicly what some of those plans are, but we have some really unique approaches that we’ll share publicly probably next year that will build that MOT around improving performance in how physicians are able to help other physicians improve performance. We’re obviously not going to be sharing that due to strategic reasons, but it’s something that we think will be unique to Clover.

Andrew Toy:

Yeah. I just want to just add to that because I think this is something where we can bring techniques that we see from the SaaS world into the world of healthcare, which I wish it was already there. While we’ve not announced exactly what we’re doing, we do have user researchers in the field, they spend time with the physicians, they gather qual and quant research. We have data in the actual application, because it’s real time, to measure engagement of every single feature. So we have a lot of data that we can use appropriate modern techniques to drive top and maintain high engagement and we’ll be excited to talk more about that stuff.

Ed Yruma:

Great. Thanks so much guys.

Whitney Kukulka:

Thanks Ed. Our next question will come from Steve Tanal.

Steve Tanal:

Can you guys hear me okay?

Vivek Garipalli:

Yes.

Steve Tanal:

Awesome. Thanks for doing this today, it’s super helpful. I guess I wanted to go back to one of the more foundational points in the MA side. In fact, I know we’ve talked about this in the past, but I’m still not totally comfortable, I guess. How does Clover ensure PPO like access with HMO like costs? What are you guys doing differently 2B2 provider contracts and networks versus other MAOs and why can’t they do the same thing at any point?

Vivek Garipalli:

Yeah. So if we think about, and this maybe more than happy to do a multi hour conversation with you Steve and have our clinical team there because you’ve asked the most important question and it’s what we built internally. So more than happy to do a deep dive with you on this or anyone who wants to go into more detail. So I’ll do my best to summarize it somewhat quickly so we can also go through other questions.

So if we think about the construct of some of the statistics we went through. Number one, I referenced the 0.81, so almost an incremental one net new diagnosis produced surfaced and confirmed by physicians on the Clover system. So if we think about what that does, it gives us a MOT relative to all incumbents on capturing conditions earlier; real time. But as part of that is an associated treatment plan that we’re also aware of real time and can help coordinate that care.

So if you look at the medex reduction that we referenced of the 11% gross margin differential, 4% of that is medex related. That is unique to Clover and uniquely driven by the Clover Assistant. And there’s that clear line in the data on how we’ve gotten there from disease capture, earlier condition capture, earlier treatment planning, and then leading to that medex reduction. And then separate, we referenced home-based primary care.

And so if you think about, again, the incumbents, when they partner with providers such as Oak Street, such as ChenMed, such as Iora, they give up half of all the economics. And so when they do those partnership arrangements, they’re giving up half of the economics and generally speaking, they’re focused on those who generally are able to go to facilities that are brick and mortar based and we have to also focus on who are the individuals not engage in those models. So those who are not engaged are sometimes those who are home bound. There’s also a lot of friction in the marketplace because existing primary care physicians also create a lot of pushback when they feel their patients are being stolen by a competitor primary care clinic.

And then beyond that, there’s a huge percentage of individuals at any given time, 3-5% that are of rising risk. So they’re not yet in the highest risk pool from a historical claims basis, but where our algorithms show, they will be there. And so generally there’s lots of arguments between payers and those home-based primary care or those fixed asset based primary care models are on enrolling them because it’s not easy for a vendor and a payer to agree on how to determine shared savings when it’s shared savings off of predicted cost. And so when we describe the 1900 gross margin basis point differential on our home-based primary care population, we own 100% of the unit economics. We also are able to enroll a higher percentage of individuals eligible and enroll individuals who are of rising risk. So just from a math equation, we have an advantage there and that’s unique to Clover. And then the Clover Assistant medex reduction, I’ve described again as a math advantage we have versus the competition.

And then when you’re in a PPO or HMO, that doesn’t prevent you from leveraging traditional tactics such as UN, such as payment integrity, prepayment and post-payment review. So there’s nothing unique in an HMO versus a PPO that prevents Clover from leveraging what works for other plans and separately, there’s no traditional rate arbitrage. So when someone goes out of network to let’s say an emergency room, the fee schedule, in terms of how that health system or provider is paid, is at the Medicare rate so there’s not some sort of rate arbitrage that an HMO has by keeping individuals in network.

And then if we go through what Mark described on some of the features that we’re rolling out around care coordination, that essentially allows us to create a preferred network of specialists without having to use restrictions or gating that plans typically have to do on the HMO side. And so we can still get the benefit of care coordination to specific specialists without creating the restrictions and the gateway there. And there’re other components within that and I see Kumar popped up a video, so I’ll let Kumar go through a little bit more on the home-based primary care side. That’s what Kumar leads as one of his many projects.

Kumar Dharmarajan:

Thanks Vivek. Hi everyone, my name is Kumar Dharmarajan. I’m a practicing geriatrician, I’m also a cardiologist and I oversee essentially clinical services at Clover for Medicare Advantage members, as well as on the direct contracting side. And one of the programs Vivek referred to is our in-home primary care program where we essentially target our sickest members who are frail, they have multiple chronic conditions, they have advanced illness. And I think a key point to extend what Vivek is saying is we try to do it all in a proactive way.

I think while many health plans are reactively addressing or trying to address members who they feel are poorly managed, we do things in a proactive way in a few ways. So one, we have algorithms running on the background that literally every day, are identifying members who are not just currently expensive and predicted to continue to be expensive with poor health outcomes, but those who we think will be expensive through poor health outcomes in the future. And not just in a generic way, but expensive and poor in a way that we believe we can move the needle on because there’s some people who are expensive, like Mark gave the orthopedic surgery example. There could be a healthy person who just has an elective hip. They’re expensive in year one, elective hip replacement to be clear, but they’re not going to be expensive year on year and that’s not the right population to target.

And the thing we do is in addition to being proactive, we literally leverage our platform and the feedback and the signals we get from doctors. So as many people know on this call, health plans traffic in administrative claims data, right? That’s billing data, it’s not clinical data generally. And the problem with billing data is that it’s lagged. It can take 90 days for that bill to come in so it’s not a good sensor for someone who needs help right away. And it’s really coarse data, it was never meant for risk ratification purposes to identify the sickest members yet, that’s what health plans do because that’s the data they’re limited to.

But through Clover Assistant, we literally get updated real clinical data on our members. One of the examples Sophia showed on her demo was patient prognosis. So we know, and this is the data, doctors are really good at identifying their patients who are sick and they’re really good at identifying patients who might pass away in the next six to 12 months. And we know, and I’m sure a ton of people on this call know, the last six months of life are littered with poor health outcomes, they’re very expensive generally, a lot of people end up dying in hospitals even though they never wanted to be there.

And so we literally asked doctors, “Would you be surprised if your patient were to die?” And they tell us sometimes, “No, I wouldn’t be surprised.” And then we intervene right away. And so we get that signal, we leverage the doctor patient relationship and the trust that’s there, align with the programs the health plan offers and immediately are able to engage patients.

And I would say the last thing to underscore, people have been talking a lot about MOTs here. In general for care management programs, health plans can sometimes only get 20, 30, 40% max of its target membership in these programs. Our in-home primary care program, I looked at the data this morning, we’re at 67% of our target population, so we’re literally 2X. And we have a team of folks on the inside who are specialized in talking to older adults and talking to them about really free benefits that we offer to them that we believe can improve their lives, improve their health and improve their health outcomes and lower medex. And so really, I think the MOT here is it’s a combination of data, analytics, platforms, visibility into doctors, exceptional engagement. And then on the backend, having an exceptional program that when you have it all going together, it’s actually very hard to replicate.

Vivek Garipalli:

Thanks Kumar, and I’m just going to prompt you with one more question, but just that stat that Kumar described, 67%, that is vital for anyone interested in understanding Clover better to understand why that’s so important.

So if you talk to incumbents, incumbents are very far off from anywhere close to 67% engagement of the eligible population for comprehensive primary care. And so when you look at PNLs of primary care vendors, they only reflect those who actually enroll. They don’t reflect the members that are within plans that never enroll. So that is a vital, vital statistic.

So when we display the gross margin differential that we’re able to drive with home-based primary care, it’s across the entire 67%, not a tinier percentage that you would see in other plans. I think Kumar, if you can just go through why do we believe that home-based primary care as the first approach is the right approach for the most acute population and why brick and mortar primary care, while good, is not ideal relative to home-based primary care for that population?

Kumar Dharmarajan:

Yeah, I think that’s really easy. I’m going to take a step back. The health system was not designed to care for frail older adults. So if you think about brick and mortar visits, it’s 10 to 15 minutes with the physician and sometimes these frail older adults have-

Vivek Garipalli:

Just on that Kumar, compare it to, not the 10 to 15 minutes part, but when we think about an option of brick and mortar intense primary care, some of the newer primary care models versus home-based primary care, we can comp those too.

Kumar Dharmarajan:

Yeah and so the newer models, Vivek’s probably referring to something like the Oak Street’s, the ChenMed’s, the Iora’s. As he said they do a good job at what they do, but the reality is they don’t access many of the patients who need to be accessed. There are a ton of frail older adults who you don’t see them walking in the street because they live on the third floor of a walkup and they never get out unless they get sick and are unfortunately carried out by EMS. And so you actually need a model that meets patients where they are, both to even get them hooked into care, which is a critical first step, but then when you go into the home, you learn a ton of stuff; you get to see all the medicines they’re taking.

This is a true story. One of the doctors in our in-home primary care practice that we operate visited a couple with dementia, meaning they had bad memory. And they literally had 38 extra bottles of medicine that they were giving each other. And both of the couple had dementia and didn’t have good memory. So there was six extra bottles of antibiotics, there were six or seven extra insulin preparations. So for folks who know insulin, if you give yourself the wrong amount, the wrong type, your blood sugar can tank and you can end up on the floor and you can even die. So you see these sort of things in the home that you do not see in the office and we routinely see that.

Plus when you go to the home, there are caregivers there and from a social determinants of health perspective, you understand how they’re living, you understand their challenges and I think that’s a key part of our approach, which is treating the patient holistically. So addressing the medical conditions, but addressing the social resources that are really important; they’re a prerequisite for improving medical care. If you don’t help someone with their housing, you’re not going to help them with their diabetes.

And not only is that you learn more, you can intervene deeper, it’s much more scalable. So a small number of teams is essentially able to cover a state in New Jersey. We essentially have 10 doctors who can cover the whole State of New Jersey because they’re able to be strategically located in different population pockets and you would never have that with brick and mortar. So we access better, it’s more scalable, it’s cheaper on a per patient basis because you don’t have to build brick and mortar and it’s more effective.

Vivek Garipalli:

And Kumar, maybe just walk through as well why when the existing primary care physician wants to get involved, why it’s important, as part of a business model, not to formerly steal patients from existing primary care physicians, obviously play a very comprehensive role in home-based primary care, but partner with an ecosystem versus stealing patients?

Kumar Dharmarajan:

Yep. Existing primary care physicians have relationships with their patients and many of those relationships have been many years in the making and they know important things and they have important influence. But existing primary care physicians can’t spend 60 minutes with a patient. They don’t have social workers and pharmacists in their office, they’re not often available 24/7. So we want patients to maintain their ties with the people they trust. But we want to serve as an important extender because we see things in the homes and we have resources that regular physicians don’t. And we think when we work together, patients benefit the most.

Now, some physicians may no longer be able to see some of these patients; they’re home bound, they literally can’t get out of their home, we’re happy to take over full-on care. But I think the key philosophical approach here is whether we’re the only physician taking care of these patients or we’re collaborating with another PCP, I think an important philosophical standard we hold ourselves to is we still take a 100% accountability for care and outcomes, even if we’re managing with someone else, because we think that’s the only approach one can take to be a 100% patient centered and get to the outcomes we like. So it’s important to collaborate, but it’s also important to have that full accountability at the same time and to feel it.

Vivek Garipalli:

And, Steve, there’s a lot of aspects. We could obviously go into much, much more detail and gory detail. I’m happy to do that offline with you, or kind of anyone who wants to understand the answer to that question, because it’s a great question.

Steve Tanal:

Yeah. Thank you guys very much. And I apologize for the background noise here. Hopefully you can still hear me good. I mean, that was super helpful and I will take you up on that, Vivek. I’d love to go through a little bit more, but maybe just as one follow up, one other thing that I had noted to come back on was something Joe said around the example on a 29% gross margin on DCE, or direct contracting really. I don’t know that I followed that math exactly. So maybe, Joe, if you could just walk us back through that example, that’d be great. And that’s all for me. Thanks.

Joe Wagner:

Yeah, sure, Steve, happy to do that. And, again, that’s where kind of the complexity comes in of the revenue piece on the P and L versus the overall benchmark. I would say, again, the best way to think about it is, the easiest way to think about it is, is our savings opportunity on direct contracting, it is against the overall benchmark, right? So even kind of ignore the accounting piece of it. Again, as we think about kind of the thousand dollar PMPM benchmark, we’re measuring ultimately our savings against that benchmark. So whether we save one, two, five, 10 up to 15, you know, 1500 basis points or 15% off that benchmark, that’s really how we’re going to... Think about that from a fund flow perspective. Think about that from a savings perspective, that’s how we’re going to kind of communicate with docs. It’s really going to be the percentage of savings against that benchmark.

Where the complexity comes in is where you have only a piece of that benchmark being recorded as revenue. And so, in my example, in year one, we estimate that only 5% of that benchmark will actually flow through our P&L as revenue. And then ultimately as medical cost, right? All of the other costs, that kind of 95% or 90% of the rest of those costs, are going to be accumulated in a pool outside of the P&L. And then we’re going to track savings against that, kind of outside of our true accounting P&L.

And so in that example, let’s say for 2021, just to make it very simple, let’s say in that pool outside our P&L, let’s say that we save 4% against benchmark. Let’s say that at the end of the day, CMS pulls everything together and we save 4% of the benchmark, or say 40 bucks PMPM, or $40 for that one member. We would then remit 2% of that back to the government as part of the guarantee. So then what we’re left with is $20. Which is say, we’re left 2% of the benchmark that we’ve saved.

That $20 then becomes additional revenue for us. And we’ll estimate it throughout the course of the year. On top of the $50 that’s already there in revenue and $50 that’s already there in costs. Again, all that’s already part of the benchmark. That’s just the piece that flows through the P&L. So then what you’re left with ultimately, is you’re left with a bottom line impact of roughly $20 against $70 in total revenue. Which again, from a P&L accounting perspective ends up being a high gross margin percentage, close to 30% margins. The reality is that $20 is still 2% off of the initial benchmark.

And so that’s where some of the complexities come in. And again, happy to kind of walk you through examples of that offline as well, because it’s not intuitive to do in a five minute conversation over the phone, but that’s why from P&L perspective, margins may look different. But again, the way to think about it is, let’s measure savings as a percent of benchmark.

Steve Tanal:

That’s perfect. I think what I missed was the 4% savings in the example, so I’m good. Thank you guys very much.

Joe Wagner:

Great.

Whitney Kukulka:

Thanks, Steve. Our next question comes from Kevin Fischbeck.

Kevin Fischbeck:

Okay. Can you hear me now?

Vivek Garipalli:

Yes.

Kevin Fischbeck:

Okay, great. So Clover Assistant seems to be a big driver to the story. I didn’t think about margins, the ability to drive savings, improve benefits, and drive membership. But I guess in the example you gave about market share over time, you got to 20% market share in the market before 2018, I guess, before Clover Assistant actually was kind of fully launched out. Can you just talk a little bit about how you were able to do that, and how you think about other dynamics that can help you drive market share, outside of Clover Assistant.

Vivek Garipalli:

Yeah. So the way to think about the Clover Assistant, the Clover Assistant in and of itself, isn’t what is marketed to consumers. Now, generally speaking, we have exciting things that we think we can do over time that will drive value from a technology perspective directly to consumers, beyond even what we’re doing on home-based primary care.

So the historical growth in our markets has been driven by the plan design attractiveness. So from a perspective of low copays, max supplemental benefits, again relative to the competition, and then wide physician choice. So, the reason I’d reference in my presentation, PPO’s or HMO’s masquerading as PPO’s, even when you look at PPO plans in a lot of markets, when you look at the cost sharing for primary care and specialists, it’s much, much higher relative to in-network.

So yes, it’s a PPO plan from a technical perspective, but it’s still pretty punitive to go out of network. So in Clover’s markets, are established markets. We have the lowest co-pays, most supp benefits, and then also not just widest choice, but the out of network cost sharing for primary care and specialists is equivalent to what it is in network. And so that combined is what has driven a lot of the attractiveness and growth.

The Clover Assistant is what allows those plans to be economically affordable. So to Steve’s question is, well, how is Clover doing this? How is Clover actually able to afford this? Because if everyone could afford what we’re doing, all the incumbents would literally copy the plan design and copy the out of network and in-network equivalency. So that can only be afforded if we’re able to do that from an economic perspective. So the Clover assistant is what enables those plans to be affordable.

Now, we obviously took a big risk as an organization, betting that we could drive that unit economics moat relative to the competition, because we wanted to first launch attractive plans from a benefit and access perspective. So that’s what drove the growth. And then we trusted ourselves and maybe somewhat on a delusional basis and it’s turned into reality now, where Clover assistant would then drive the gross margin advantage for those plan designs to be economically affordable for Clover, which now they are.

And then in terms of the market share question, going back to some of the comments I made earlier, we are very excited to now leverage direct contracting, to accelerate deployment of the Clover Assistant. So what direct contracting allows us to do, so Andrew referenced three of the eight States that we’re launching direct contracting in. We do not have an MA plan. And so the Clover’s presence, and that’s going to expand to hopefully many more States beyond that. So those three States, Clover Assistant is really what’s being deployed. And then the covered lives are in direct contracting, not in MA.

So we think about brand awareness, it’s going to be built around Clover’s role that we’re playing, in terms of helping physicians make better decisions. And we’re going to be creating a brand with consumers, because we think it’s a smart thing to do as to how we’re helping them with their physician in terms of the role Clover’s technology is playing. So then when we trail behind that with an MA plan, we’ve already now created mass deployment of the Clover Assistant in those markets in advance. We think that’s going to have a non-zero positive value on lowering CAC, on accelerating enrollment in MA, plus we’ve already hoped we would have built a profitable business on direct contracting and all MA is, is just providing another option for consumers to participate with Clover.

Kevin Fischbeck:

Okay. So, so just to make sure I understand that, you’re saying basically you created a benefit structure that you felt like you could sustainably achieve, but you created that benefit structure in advance of actually achieving it? And this is now kind of allowing you to execute on the reality of those savings to make it financially sustainable going forward?

Vivek Garipalli:

That’s 100% correct.

Kevin Fischbeck:

Okay. And then I guess just the other question, you talked about when you were sizing the market for you, you excluded the D-SNPs. Is there any reason why D-SNPs wouldn’t be a very logical market for you over time? Is there anything about the model that makes it less applicable to that population, or I guess I would I’d actually think maybe more applicable over time, but any thoughts there?

Vivek Garipalli:

No, it’s a great question. We 100% believe our model can be very, very effective in a D-SNP model. And in fact, if we think about a lot of the individuals in Clover that participate via home-based primary care, we think... I mean, a good amount of those individuals could, and I don’t want to speak for your Kumar, correct me if I’m saying anything incorrect, would qualify for a D-SNP but then they wouldn’t get access to home-based primary care. And so some of those individuals remain with Clover because of that access to care that we’re able to provide.

The reason in markets such as New Jersey, that we have not launched a D-SNP is some States, not all States, but some States have rules that if you’re a D-SNP, you also are required by state law to have a standalone Medicaid plan. And we, at this moment in time, don’t view that as the right market for us to get into.

Kevin Fischbeck:

Alright. Great. Thanks.

Whitney Kukulka:

Okay. We’re just about at the bottom of the hour here, we’re able to take a couple more questions, but I also want to be respectful of people’s time. So please feel free to send us an email if you can’t stick around, but still have questions, but we will take a couple more here. So our next question will go to Jeff Garro.

Jeff Garro:

Yeah. Thanks for the time today and thanks for taking questions. I want to ask about patient engagement. You mentioned the 15% of members that don’t have a primary care provider. So curious what you’re doing for outreach to them.

And then I’ll just add in the second part, which is from a technology perspective, how does Clover Assistant enable patient engagement, outside the point of care for providers for those that are members that have a provider relationship?

Vivek Garipalli:

Yeah. So on the 15% that don’t have a primary care physician, or where we don’t have data on them seeing a primary care physician. So for us, it’s traditional methods in general, in terms of initially getting telephonic engagement, and then being able to at least try to visit them in their home with one of our nurse practitioners or partner nurse practitioners. Really with the goal of creating an assessment, trying to help engage them with a primary care physician.

Generally speaking, there is a significant portion of the 15% that just views themselves as healthy and not in need of frequent PCP care, or even once a year PCP care. So we’re not obviously trying to force people to do that, but we do want to make sure we’re able to assess those individuals to the extent that we can start developing signal and being their partner. And so it’s a great opportunity for us to learn about someone, there’s long-term ROI in us doing that, and obviously it creates kind of natural retention around that.

And I think if I understood your second question properly in terms of... Is it how we’re engaging or how we’re enabling physicians to engage with their patient, their Clover members better? I just want to make sure.

Jeff Garro:

Yeah. And using technology to do so, and thinking outside of the point of care. So, things like medication adherence, readmission prevention, that type of thing.

Andrew Toy:

Yeah. So there’s a lot of interesting stuff that we’re doing in this area to basically make care as accessible as possible. It’s not due to COVID, but we also accelerated a lot of it due to COVID. So there’s the standard Televideo, obviously, which we said, we built that into Clover Assistant. And the way that we think about this is for seniors, they really want to talk to their doctor, not a doctor, right? So the Teladoc model is more about, ‘Hey, we just need a doctor and let me talk to one’. They need to talk to their doctor. So we make it as easy as possible for them to use their phones or whatever, their tablets, PCs, to connect to their doctor through Clover Assistant. That’s one dimension.

Another dimension is that we actually make it even easier for folks who don’t have familiarity with technology to actually have a video visit, for example. So we actually will bring a connected device in a safe way to their home if they don’t have connectivity, so that they can have a safe distance Televideo visit, on the same technology platform, but we’re actually giving them an end point in that case to have a one-time visit if they need to do a check-in with their doctor.

So a very simple adjustment, same tech platform, but by adjusting how we actually think about connectivity and actual end points in the home, we are able to provide that end point now. And they can now jump into Clover Assistant from the member perspective and engage. And you’ll see us do more and more. I mean, if you look at my background, I come from a mobile and IOT background, you’ll see us do more and more here, to make sure that we cover the member side of connectivity and end points to plug into the Clover Assistant platform and provide direct reminders to them, direct engagement with them. And really importantly, direct face to face capability to speak to their care team, because as a senior that’s what they really want. So a couple of examples, and then more stuff that we will announce going forward.

Vivek Garipalli:

And just to add to that, cause it’s a great question. So Clover Assistant is not just reactive when a member sees a physician, but the data is continuous. So we will also perform outreach to physicians to prompt them to have a member come in and visit them. So it’s not just for when the member sees the physician on whenever it’s kind of part of the normal recurring visit, but it’s also identifying physicians and their office staff when they need to bring in a patient, and why as well. So, that’s also part of how we think about our role and our job. And again, that’s obviously driven off of our platform. I see Sophia popped up. I think you might want to add something?

Sophia Chang:

Sure. I think one of the things that we started with was really trying to solve one of the more difficult problems, which is really making sure that our technology was reinforcing the PCP and member relationship. There are a lot of existing other applications, et cetera. And we are building some, and we’re also looking at partnering with others, which are good at doing the direct to consumer engagement.

And so in the end, the way we’re trying to build our platform is that we really start to create that full circle between us Clover, having the insights and being able to support those better evidence-based care and outcomes, and not only engaging the primary care physician, but increasingly the patient themselves and reinforcing adherence to those recommendations, ways of increasing the ability to do not only synchronous via video visits, but also asynchronous communication.

Those are all things that are out there. They’re not super hard problems to solve. The hardest problem to solve has been to close that loop back to the PCP, so that literally the patient and the physician are on the same page. And that is where we think and believe we’re really going to get that marked improvement in outcomes.

Vivek Garipalli:

Maybe Kumar might be helpful, thanks Sophia, it was awesome. And maybe walk through an example on just on a readmission visit and how that links back into the Clover Assistant for their primary care physician as well.

Kumar Dharmarajan:

Yeah. So I think one of the things we do, getting back to sort of proactive is, we have data feeds on our members on the Medicare Advantage side. This will be available on the DCE side as well, where we understand in real time, if they’re receiving care in a hospital, whether it’s ER, hospital stay, or whether they’ve gone to a skilled nursing facility after hospitalization, our goal there as Sophia said, is to engage the member, provide the care that’s needed, and also need to close that loop with a primary care provider.

And so if someone is not seeing their primary care provider, that was brought up earlier, what we’ll do is use the data and the platform more generally to engage with the member. And then through that interaction, make sure they go to see their primary care provider afterwards, right?

So we believe we have a role to play here in that linkage between a member or a patient, and their PCP, even if they’re not planning on doing it, or even if they are, to do it sooner. Because we know, for this specific example Vivek alluded to, if someone gets discharged from a hospital, we want them to be seen as quickly as possible by their usual sources of care. And we know that that doesn’t natively happen all the time. The usual source of care, in many cases, they don’t even know that their patients have been hospitalized. And so our job there is that linkage part that Sophia was referring to, where there’s a role for our team, the PCP and Clover more generally through the data, to tie the pieces together. We do that all the time now.

Vivek Garipalli:

Thanks Kumar.

Whitney Kukulka:

Great. Our next question will come from Steven Halper.

Steven Halper:

Great. Can you hear me?

Vivek Garipalli:

Yes.

Steven Halper:

Yeah. Hey, so we spent a lot of time talking about Clover Assistant at the front end, but I was just curious on the back end, in terms of all the data analytics and the administration of quote ‘the health plan’. Is that something that Clover developed internally, or do you use third party pieces along the way?

Vivek Garipalli:

Yeah, I think as part of that, it’ll also be helpful for us and Andrew specifically, to kind of give the framing for how we think about buy versus build versus rent and the framework with which we kind of made the decision on the infrastructure side, but it’s a very good question.

Andrew Toy:

Yeah. So basically on the backend, there’s two sides of the organization here, right? Like for those of you from SJT and from healthcare, like most plans will have the IT department, that’s their technology department. We have our own R and D department, we build products, just like a startup would. So we build a product, that’s Clover Assistant. We also have a tech stack which is belonging to the plan itself. Like which uses InsureTech, claims adjudication, like all those kinds of things. There, we try to be very progressive as well.

So for example, even on all of our plan tech side, we do not have any on-prem infrastructure, right? So nowhere in my entire Clover infra, Clover Assistant, all the way through to basic plan tech, do we have on-prem, right? I think that’s really, really powerful. We are cloud native throughout, right?

What that means is that because we’re cloud native, most of the technologies we use, if not all, we select them to be forward leaning, even if we’re not going to build it, like we don’t build our claims adjudication system. We use HealthRules from HealthEdge, right. But we still built a system where we can put this in the cloud and we don’t have to run it on-prem. We get systems which are API native so that we can pull data in and out of those systems because we know we’ll want to, and then Clover Assistant’s data infrastructure plugs into all of those areas so that we can pull it centrally into the Clover system data layer, because everything might have signal in terms of how we give care.

So we definitely do not build everything. Almost everything in Clover Assistant itself is built by us. That’s our tech stack. We have patents, we have IP. I’ll go into where we actually rent, or we get from vendors. We always pick something which has API capability, inter-op capability, the ability to move data in and out, all using fusing standards on all of those dimensions, so that we can pull data into Clover Assistant and manipulate that data as appropriate.

We also have a big focus on omni channel outreach and things like that. And that’s where we are very progressive on the use of things like Salesforce, where once again, I don’t feel the need to build my own CRM, but you know, I’m on the Salesforce product advisory council and we push them and we used that platform, to make sure that we are very advanced at how we are able to do sort of touch points to the CRM side of things. So IP generating, but in all areas we are cloud native and extremely progressive in our tech selection.

Steven Halper:

Right. So when a physician enrolls to be a provider in your plan, do they enroll right in Clover Assistant?

Andrew Toy:

Yep. So basically they enroll, they contract with us and they could even contract within Clover Assistant if they want to. And then also what they can do is, basically they create an account. We have single sign-on, it’s our own identity layer that wraps Clover Assistant. All that account creation is within CA. They will also have their contract loaded into the claim’s payment system, because that also needs to be there, so they can build generally. But all of that happens with account creation SSO, etc.. through CA as well.

Steven Halper:

Right. And what do you do, last question, accreditation? Do you use a third-party for that?

Andrew Toy:

We use a third party for that. That’s correct. That’s on the plan side and we use a third party.

Vivek Garipalli:

Okay. And then just Andrew, maybe walk through a little bit on the framework, on how you think about buy versus build versus rent, just generally speaking.

Andrew Toy:

Yeah. So generally speaking, what we see is that we want to be an IP generating organization. So every area that has core differentiation for us, which is a lot of places that has core differentiation, particularly in areas where we said before, we’re doing something clinical, and providing clinical capabilities. That’s very interesting for us to have in our platform.

Now we are not going to run our own clinical studies, right? I am not in the business of discovering new clinical evidence-based protocols. That’s not what we’re doing. So our clinical team, Mark, Kumar, Sophia, is always there looking at clinical protocols, looking at evidence-based capabilities, that we can then load into Clover Assistant.

So the platform, ours, our IP. The ability to have engagement with physicians, that KPI; ours, our IP. Clinical content, we don’t have to generate all that content ourselves. We certainly load it into CA ourselves, but we can find those protocols from studies, from academic institutions, from best practices that are out there. That sort of thing is not where we are focused, but that’s something we can rent.

We are also generally, like I said before, not in the business of building out what I would consider commodity technologies that can be sourced from modern SAS companies. Right. So if I can send it out to SAS, I don’t need to build it myself. There’s plenty within CA that I can focus on.

Steven Halper:

Great. Thank you so much.

Vivek Garipalli:

And then one... I know Kumar, you had pinged me about a stat that you feel is really important to share, and I agree, around the video visit rate, and around our more complex population, why having a high video visit rate is very important from a clinical perspective.

Kumar Dharmarajan:

Yeah. So, one of the things I think that’s a really important point to remember in Medicare especially, is that not everyone in the Medicare age population has their own smartphone, has their own tablet, has their own computer with wifi. And we strongly believe that video-based clinical interactions are better than just phone calls. And that’s especially important now in a situation of COVID, where it’s not always safe to have a face-to-face, in-person interaction.

So the options are just calling somebody, or having a clinical interaction via video. And video, it may be obvious, but I just wanted to indicate why, is better for a number of reasons. One is as a clinician, as a physician, I can see my patient. I can build that therapeutic relationship, and that relationship builds trust. And that’s critical to everything that I’m going to recommend. If someone doesn’t see me, if they can’t trust me as much, if they’ve never seen me before, it’s harder for me to do my job. And that’s just true in general.

Second is that when you can see things, you literally can see how a patient is feeling. If they’re breathing hard, if they have a wound, you learn more information about a patient. And one of the things that became critical in the situation of COVID, and in general it’s an important thing moving forward, is maximizing the percent of interactions that happen with Clover members between a provider and the patient that happen on video.

One of the things Andrew mentioned is, and Sophia as well, within weeks of COVID hitting in February, March this year, we built a video platform directly within Clover Assistant that doctors use when they see our members. And not only is it built there, it’s super easy for members to use. They literally just need to get texted a link or an email, and they click on it, it launches. There’s not all the other steps that are used with a number of other products.

The other thing though we’re doing is, as Andrew said I just want to underscore this data point, for members who do not have access to video technology. So they don’t have the hardware, they don’t have connectivity, or even if they do, they don’t have the comfort or know how to use their device. We literally will send them a device. And whether that’s mailing, or driving to them and delivering it to them, we’re essentially allowing our members to have a white glove experience that they’ve never had before, where a clinical team has delivered technology to their door to enhance their interaction with the clinical provider. And for one of our programs where we have nurse practitioners work with our members to do a comprehensive health review and then coordinate their care based on needs we identify, we’re currently up to 90 to 95% of our interactions are on video within New Jersey.

And that number, it’s actually insane how high that number is, right? And this is not a selected population that has video, knows how to use video. Clover, I think one of the things we pride ourselves in, in our origins in New Jersey is, we’re not afraid to go where other health plans don’t want to go, right? And we’re not afraid to be in Newark or Patterson or Trenton or Camden. Some of you people might know these areas of New Jersey where not everyone is well off, right. And we’ve found a way to make it work.

And this is just really part of that ethos, which is we very profitably deliver technology that enhances clinical care and improves outcomes. And I think that’s just sort of... And we’ve done that within weeks to months, right? From getting to our native rate on video to 95%. To me, that’s something we’re really proud of, because we value the interactions patients have with us. And we think the deeper and better those interactions, the better the clinical care, the better the outcomes.

And I really think stepping back, this group has probably spoken with a lot of payers over the years. I think one of the points to underscore is Clover Assistant and our technology platform delivering video, well there’s a clear opportunity there to learn more about patients, understand diagnoses that are important, because we do want to understand and know what patients have. There’s real ability here to actually improve medical outcomes and lower medical expenses, which has not been the forte of payers traditionally. Because that is much harder to do. And really the effort here is to do that in a scalable way through technology. And I think we’re all proud, I know I can speak for Sophia and Mark, we’re really proud to be part of the company where technology is actually being used to improve lives of patients and older adults.

Vivek Garipalli:

Thanks Kumar. And just one thing to kind of note for everyone and I’ll hand it off to Whitney to close. Kumar, Sophia, Mark, and the rest of our clinical team, myself, Andrew, we spent a ton of time with them as they’ll all profess to. And so for us, we are a clinical organization. So whether it’s future earnings, calls or calls, we just don’t find it normal to have conversations, whether it be with investors or research analysts, without our clinical team. And one of our goals from an education perspective is we’d love to play a role with research analysts and investors, and actually educating individuals about the clinical side. Just having been an investor myself in lots of companies, there’s not a lot of conversation shared with investors or on earnings calls or whatever it may be around clinical education.

We think there’s a lot of value to be gotten to dive deeper in all these aspects, to the extent anyone has a desire to have. I mean, we obviously we’ll talk about numbers all day long. We’re happy to do that, and that’s vital as a company, but to the extent individuals have goals of really understanding the clinical side, understanding why identifying conditions earlier matters from a clinical perspective, how physicians think about that, why our home-based primary care program actually drives great outcomes and why we have strong views in terms of how I view that versus brick and mortar care, to the extent that there’s a desire for deep dives on that from a clinical perspective, we’re very happy to do that.

We think education around clinical initiatives and clinical value and use this to everyone’s benefit. And we think, to the extent we can play a role in ensuring all healthcare companies, publicly traded or otherwise, are held accountable on the clinical side, we think is really important. So, to the extent anyone wants to do that, we welcome it.

Whitney Kukulka:

Great. Thank you again everyone for joining us today, and all the great questions. We apologize we weren’t able to get to the remaining few questions today, but we’ll follow up via email with everyone, and see if we can find a time for a follow-up session, conversations with the team. And with that, that concludes our analyst day and happy Thanksgiving to everyone and stay safe.

Vivek Garipalli:

Thank you. Happy Thanksgiving, everyone. Thank you.

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Clover Health Investments, Corp. (“Clover”) and Social Capital Hedosophia Holdings Corp. III (“SCH”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2020, by and among SCH, Asclepius Merger Sub Inc. and Clover, by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Clover’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Clover and potential difficulties in Clover employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Clover or against SCH related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or Clover operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or Clover’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File No. 333-236776), the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Clover and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Clover nor SCH gives any assurance that either Clover or SCH or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Clover and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SCH filed a registration statement on Form S-4 with the SEC on October 20, 2020, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on November 20, 2020. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docsc.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and Clover and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.